

Dear Fellow WestRock Company Stockholders:

We invite you to join us on February 1, 2019 in Atlanta, Georgia for WestRock's annual meeting of stockholders. Please review the enclosed notice of annual meeting and proxy statement carefully as you vote your shares for this year's meeting.

2018 was a record setting year for WestRock. Through a combination of acquisitions and organic growth, we increased our sales by 10% to $16.3 billion – the highest sales level in our history. Through improved operating performance, we increased our net cash provided by operating activities by 27% and our segment EBITDA by 28%. Our strategy leverages the broadest portfolio of differentiated paper and packaging solutions in the industry to optimize our business across our system and to grow our sales with customers that value our unique solutions. Our 2018 financial performance suggests that we are successfully executing this strategy. I am very proud of our team members for delivering these impressive results.

When we completed the merger of RockTenn and MeadWestvaco in 2015, we set an ambitious goal to realize $1 billion in synergy and performance improvements by the end of fiscal 2018. We achieved this goal one quarter earlier than initially expected. This accomplishment demonstrates that our culture of continuous improvement, innovation and execution is driving improved financial results and delivering long-term value for our stockholders.

In 2018, we used our financial strength to invest in our business to promote long-term value creation for our stockholders.

- We deployed $348 million to strategic acquisitions and investments, primarily including the acquisitions of Plymouth Packaging and its "box on demand" system, which has helped us to better serve the growing e-commerce market, and Schlüter Print Pharma Packaging, which has increased our exposure to the pharmaceutical market and expanded the geographic scope of our Consumer Packaging segment in Europe.
- We invested $1 billion in capital expenditures, including $179 million towards strategic capital projects, including projects to install a new paper machine at our mill in Florence, South Carolina, to install a new curtain coater at our mill in Cottonton, Alabama and to build a new box plant in Brazil. These multi-year investments will enable us to more efficiently operate our business and better serve our customers.

In addition, after investing in our business, we returned $636 million to our stockholders, including $441 million in dividends and $195 million in share repurchases. We recently increased our annualized dividend for the third successive year since forming WestRock. The increase to $1.82 per share represented a 5.8% increase over our prior dividend.

In November, we completed the approximately $4.8 billion acquisition of KapStone Paper and Packaging Corporation. KapStone is a great fit with WestRock. Its complementary corrugated packaging and distribution operations enhance our ability to serve customers across our system, particularly in the western United States, and the addition of KapStone's specialty kraft paper products enhances our differentiated portfolio of paper and packaging solutions. I am thrilled about the addition of KapStone and confident that the acquisition will make WestRock an even better company.

The strength and continuity of our Board has been instrumental in the development of our business strategy, repositioning our business portfolio and realizing significant synergies and business improvements from the merger of RockTenn and MeadWestvaco. I thank our directors for their guidance and contributions. We welcomed a new director to the Board in 2018. Colleen Arnold was appointed to the Board in July. Her appointment demonstrates the Board's commitment to refreshment with independent nominees who possess the perspective and experience to promote our long-term business strategy.

On behalf of our Board of Directors and our 50,000 team members around the world, thank you for your investment in WestRock.

Very truly yours,

Steve Voorhees

Steven C. Voorhees, Chief Executive Officer and President



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE:	9:00 a.m., local time, on Friday, February 1, 2019
PLACE:	The Westin Atlanta Perimeter North, 7 Concourse Parkway, Atlanta, Georgia 30328

ITEMS OF BUSINESS:

(1) To elect 13 directors

(2) To approve an amendment to the Amended and Restated Certificate of Incorporation of WRKCo Inc., a wholly owned subsidiary of WestRock Company

(3) To hold an advisory vote to approve executive compensation

(4) To ratify the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm

(5) To transact any other business that properly comes before the meeting or any adjournment of the meeting

WHO MAY VOTE:	You may vote if you were a holder of our common stock of record on December 7, 2018
DATE THESE PROXY MATERIALS WERE FIRST MADE AVAILABLE ON THE INTERNET:	December 18, 2018

TABLE OF CONTENTS

EXPLANATORY NOTE

PROXY STATEMENT SUMMARY

Meeting Information 2

Meeting Agenda 2

Director Nominees 2

Historical Perspective 3

Performance Highlights 4

Governance Highlights 5

Compensation Program Highlights 6

BOARD AND GOVERNANCE MATTERS

Item 1. Election of Directors 7

Governance Framework 7

Board Composition 7

Board Operations 15

Director Compensation 19

Certain Relationships and Related Transactions 20

Communicating with the Board 20

Item 2. Approval of an Amendment to the Amended and Restated Certificate of Incorporation of WRKCo Inc. 21

COMPENSATION MATTERS

Item 3. Advisory Vote to Approve Executive Compensation 23

Compensation Discussion and Analysis 25

Executive Compensation Tables 39

CEO Pay Ratio 49

AUDIT MATTERS

Item 4. Ratification of Appointment of Ernst & Young, LLP 50

Report of the Audit Committee 50

Fees of the Independent Registerd Public Accounting Firm 51

Pre-Approva of the Audit Committee 51

OTHER IMPORTANT INFORMATION

Beneficial Ownership of Common Stock 52

Section 16(a) Beneficial Ownership Reporting Compliance 54

Annual Report on Form 10-K 54

Stockholder Proposals or Director Nominations for the 2020 Annual Meeting 54

Frequently Asked Questions Regarding the Annual Meeting and Voting 54

Appendix A – Proposed Amendment to the Amended and Restated Certificate of inforporation of WRKCo Inc A-1

EXPLANATORY NOTE

On November 2, 2018, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 28, 2018, among WRKCo Inc. (formerly known as WestRock Company) ("WRKCo"), KapStone, WestRock Company (formerly known as Whiskey Holdco, Inc.) ("we", "us", the "Company" or "WestRock"), Whiskey Merger Sub, Inc. and Kola Merger Sub, Inc., the Company acquired all of the outstanding shares of KapStone through a transaction in which: (i) Whiskey Merger Sub, Inc. merged with and into WRKCo, with WRKCo surviving as a wholly owned subsidiary of the Company (the "WestRock Merger") and (ii) Kola Merger Sub, Inc. merged with and into KapStone, with KapStone surviving as a wholly owned subsidiary of the Company (the "KapStone Merger" and, together with the WestRock Merger, the "Mergers"). As a result of the Mergers, among other things, (1) the Company became the ultimate parent of WRKCo, KapStone and their respective subsidiaries, (2) each share of WRKCo common stock, par value $0.01 per share, was converted into a share of WestRock common stock, par value $0.01 per share (WRKCo common stock and WestRock common stock are each referred to herein as "Common Stock") and (3) equity awards of WRKCo were converted into equivalent equity awards of WestRock. Effective as of the effective time of the Mergers, the Company changed its name to "WestRock Company" and WRKCo changed its name to "WRKCo Inc."

The shares of both WRKCo common stock and KapStone common stock were suspended from trading on the New York Stock Exchange (the "NYSE") prior to the open of trading on November 5, 2018. Shares of Company common stock continued regular-way trading on the NYSE using WRKCo's trading history under the ticker symbol "WRK" immediately following the suspension of trading of WRKCo common stock. Since the Mergers closed after the September 30, 2018 fiscal year end, the historical financial results referred to in this Proxy Statement reflect the results of WRKCo for periods prior to the Mergers and do not reflect the Mergers or include any results of KapStone.

The Company is the successor issuer to both WRKCo and KapStone pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Mergers and subsequent Form 15 filings, WRKCo and KapStone are no longer subject to the reporting requirements of the Exchange Act. As disclosed in the Company's annual report on Form 10-K for the fiscal year ended September 30, 2018 (the "Form 10-K), in order to provide continuity of information to investors and to meet the Company's obligations pursuant to Rule 12b-3(g) under the Exchange Act, the Form 10-K filed by the Company under the Company's new CIK code was also a complete annual report on Form 10-K of the Company's predecessor registrant WRKCo with respect to WRKCo's last full fiscal year (the fiscal year ended September 30, 2018) prior to the Mergers and contained all of the information that would have been required had WRKCO itself filed an annual report on Form 10-K for the year ended September 30, 2018 prior to filing the Form 15 suspending its reporting obligations. As specified in the Form 10-K, this Proxy Statement contains the information required by Part III of Form 10-K that the Form 10-K incorporated by reference to this Proxy Statement in accordance with Instruction G(3) to Form 10-K.

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. You should read this entire Proxy Statement carefully before voting.

MEETING INFORMATION

Time and Date	9:00 a.m., local time, on Friday, February 1, 2019
Location	The Westin Atlanta Perimeter North, 7 Concourse Parkway, Atlanta, Georgia 30328
Record Date	December 7, 2018

MEETING AGENDA

Proposals	Board Recommendation	Page
Election of 13 Directors	FOR each nominee	7
Approval of an Amendment to the Amended and Restated Certificate of Incorporation of WRKCO Inc.	FOR	21
Advisory Vote to Approve Executive Compensation	FOR	23
Ratification of Appointment of Ernst & Young, LLP	FOR	50

DIRECTOR NOMINEES

Name	Age	Director Since	Experience	Committee Memberships	Other Public Company Boards
Colleen F. Arnold *	61	2018	Former Senior Vice President, Sales and Distribution, International Business Machines Corporation	AC, FC	1
Timothy J. Bernlohr *	59	2015	Managing Member, TJB Management Consulting, LLC	EC, CC **, NCG	3
J. Powell Brown *	51	2015	President and CEO, Brown & Brown, Inc.	AC, FC	1
Michael E. Campbell *	71	2015	Former Chairman, President and CEO, Arch Chemicals, Inc.	CC, NCG	0
Terrell K. Crews *	63	2015	Former Executive Vice President, CFO, Monsanto Corporation	AC, FC	2
Russell M. Currey *	57	2015	President, Boxwood Capital, LLC	AC, FC	0
John A. Luke	70	2015	Non-Executive Chairman, WestRock Company; Former Chairman and CEO, MeadWestvaco Corporation	EC **	2
Gracia C. Martore *	67	2015	Former President and CEO, TEGNA, Inc.	EC, AC **, CC	2
James E. Nevels *§	66	2015	Chairman, The Swarthmore Group	NCG, FC	2
Timothy H. Powers *	70	2015	Former Chairman, President and CEO, Hubbell, Inc.	AC, CC	1
Steven C. Voorhees	64	2015	President and CEO, WestRock Company	EC	1
Bettina M. Whyte *	69	2015	President/Owner, Bettina Whyte Consultants, LLC	EC, CC, NCG **	0
Alan D. Wilson *	61	2015	Former Chairman and CEO, McCormick & Company, Inc.	NCG, FC **	1

* Denotes Independent Director; ** Denotes Committee Chair; § Denotes Lead Independent Director
 AC = Audit Committee; CC = Compensation Committee; EC = Executive Committee; FC = Finance Committee; NCG = Governance Committee

HISTORICAL PERSPECTIVE

We completed the combination of the Rock-Tenn Company and MeadWestvaco Corporation businesses (the "Combination") in 2015. The Combination created a company with leadership positions in the global consumer and corrugated packaging markets.

Since completing the Combination, we have executed a number of transactions to focus our asset portfolio on paper-based packaging solutions. These transactions have allowed us to:

→ Better focus on our core businesses and end markets

→ Enhance our integration levels

→ Expand our end markets, product offerings and geographic reach

The following timeline summarizes certain of the key acquisitions, divestitures and investments that we have made since the Combination.

2016
• Spun-off our specialty chemicals business (Ingevity) to better focus on our core businesses and markets. The separation was well received by our stockholders and the trading price of Ingevity common stock has increased from $23.50 on May 2, 2016 to $101.88 on September 28, 2018, the last trading date of our 2018 fiscal year. • Entered into a joint venture with Grupo Gondi to grow and expand our presence in Mexico.

2017
• Divested our dispensing business for approximately $1.0 billion net of tax, allowing us to better focus on our core businesses and markets. • Acquired Multi Packaging Solutions International Limited for approximately $2.3 billion, strengthening our differentiated portfolio of paper and packaging solutions.

2018
• Acquired KapStone Paper and Packaging Corporation ("KapStone") for approximately $4.8 billion to enhance our ability to serve customers across our system, particularly in the western United States, and broaden our differentiated paper and packaging solutions portfolio.

PERFORMANCE HIGHLIGHTS

10% Net Sales Growth	**27% Net Cash Provided by Operating Activities Growth**	**28% Segment EBITDA Growth**
2017: $14.9 billion 2018: $16.3 billion	2017: $1.9 billion 2018: $2.4 billion	2017: $2.3 billion 2018: $2.9 billion

Achieved $1 Billion Synergy and Performance Improvement Goal

• Set ambitious goal in connection with the Combination to realize $1 billion in synergy and performance improvements by end of fiscal 2018

• Achieved goal through relentless focus and execution

Executed Disciplined Capital Allocation Strategy; Deployed $2 Billion of Capital

• Returned $636 million to stockholders through dividends ($441 million) and share repurchases ($195 million)

• Recently announced 5.8% increase in annualized dividend; dividend has increased 21% since the Combination

• Invested $1 billion in capital expenditures

• Deployed $348 million to strategic acquisitions and investments

Completed the Acquisition of KapStone and Invested in Other Acquisitions

• Signed agreement to acquire KapStone in January 2018 and closed transaction in November for approximately $4.8 billion
  → Expected to enhance our scale, expand our product offerings and strengthen our Corrugated Packaging operations on the West Coast of the United States

• Allocated a portion of our substantial cash flow to other strategic acquisitions, including:
  → Plymouth Packaging, whose "box on demand" systems have further enhanced our product platform and driven differentiation and innovation
  → Schlüter Pharma, which has increased our exposure to the pharmaceutical market and expanded the geographic scope of our Consumer Packaging segment in Europe

GOVERNANCE HIGHLIGHTS

We believe good corporate governance promotes long-term value for our stockholders. The "Board and Governance Matters" section beginning on page 7 describes our corporate governance framework, which supports independent oversight and accountability.

Independent Oversight	Accountability
• 11 of 13 director nominees are independent	• Annual election of all directors
• Lead Independent Director	• Majority voting in uncontested elections
• All independent key committees	• Annual Board and committee evaluations
• Regular executive sessions of independent directors	• Annual advisory vote on executive compensation
• Mandatory retirement age	• Stock ownership guidelines and stock retention policy
	• Over-boarding policy

Board Refreshment

We recognize the importance of board refreshment. The Nominating and Corporate Governance Committee (the "Governance Committee") engaged a consultant in 2017 to support its board refreshment processes and, in July 2018, Colleen Arnold was appointed to the Board. The appointment of Ms. Arnold demonstrates the Board's commitment to refreshment with independent nominees possessing the right perspectives and experience to promote our near- and long-term business strategy. Ms. Arnold brings a wealth of valuable and relevant experience to WestRock, including:

→ International experience

→ Experience leading an organization with significant scale

→ Strong sales and technology experience.

We recently amended our Corporate Governance Guidelines (the "Guidelines") to further institutionalize board refreshment within our corporate governance framework. To ensure that the Board continues to evolve in a manner that serves our changing business and strategic needs, going forward the Governance Committee will evaluate whether incumbent directors collectively possess the requisite skills and perspective before recommending a slate of incumbent directors for re-nomination. These evaluations are conducted annually, with discussions about Board refreshment held on an ongoing basis.

Stockholder Engagement

Stockholder engagement remains a key pillar of our corporate governance framework. We conduct stockholder outreach throughout the year to ensure management and the Board understand and consider the issues that matter most to our stockholders. We provide regular updates regarding our performance and strategic actions to the investor community, and we participate in numerous investor conferences, one-on-one meetings, earnings calls and educational investor and analyst conversations. We also communicate with stockholders and other stakeholders through various media, including our annual report and filings with the Securities and Exchange Commission ("SEC"), proxy statements, news releases and our website. We believe ongoing stockholder engagement allows us to respond effectively to stockholder concerns.

We hosted an "Investor Day" in December 2017. Approximately 100 analysts and investors attended in person. We took the opportunity to, among other things:

→ Focus on our differentiated business strategy

→ Showcase the depth and talent of our management team

→ Identify long-term financial performance targets.

COMPENSATION PROGRAM HIGHLIGHTS

Pay for Performance

Our executive compensation program is based on a pay-for-performance model. For fiscal 2018:

→ 100% of our named executive officers' ("NEOs") short-term incentive goals were tied to Company, segment or unit performance

→ 80% of our NEOs' long-term incentive award value was tied to Company performance

→ Achieved 102% of the consolidated EBITDA component of our short-term incentive program because actual results exceeded target performance levels, resulting in a payout of 114%

→ Achieved 89% of the productivity component of our short-term incentive program because actual results fell short of target performance levels, resulting in a payout of 64%

Pay at Risk

A significant portion of our NEOs' compensation is tied to performance. This allocation of variable target direct compensation aligns with our compensation philosophy of motivating our executive officers to achieve our business objectives in the short term and to grow our business to create long-term value for our stockholders.



CEO Pay Mix [1]	Other NEO Pay Mix
11% / 17% / 72%	24% / 24% / 52%
89% of Pay at Risk	76% of Pay at Risk

■ Base   ■ Bonus   ■ LTI

(1) Excludes a restoration award to Mr. Voorhees. See "Compensation Matters – Compensation Discussion and Analysis – Compensation Elements – Long-Term Incentives (LTI) – Restoration Award to Mr. Voorhees" for additional information.

Enhancements

We made several enhancements to the annual performance bonus component of our 2018 executive compensation program to further align the program with our business strategies and the long-term interests of our stockholders.

What We Did	Why We Did It
• Increased the weighting of the consolidated EBITDA, segment and unit-level EBITDA goals [1]	• To maximize EBITDA over the long-term in order to drive stockholder value
• Eliminated use of the annual customer engagement survey	• To allow us to increase the weighting of the consolidated EBITDA, segment and unit-level EBITDA goals [1]
• Improved the application of the safety modifier determination process	• To allow the Compensation Committee to assess our safety performance holistically and apply negative discretion as appropriate to ensure that our commitment to safety is reflected in our annual performance bonuses

(1) Except for Mr. Shore, whose unit-level EBITDA goal decreased in order to accommodate the addition of a productivity goal.

BOARD AND GOVERNANCE MATTERS

ITEM 1. ELECTION OF DIRECTORS

What am I voting on? Stockholders are being asked to elect each of the 13 director nominees named in this Proxy Statement to hold office until the annual meeting of stockholders in 2020 and until his or her successor is elected and qualified

Voting Recommendation: FOR the election of each of the 13 director nominees

Vote Required: A director will be elected if the number of shares voted FOR that director exceeds the number of shares voted AGAINST that director

GOVERNANCE FRAMEWORK

All of our corporate powers are exercised by or under the authority of our board of directors (the "Board"), and our business and affairs are managed under the direction of the Board, subject to limitations and other requirements in our charter documents or in applicable statutes, rules and regulations, including those of the SEC and the NYSE.

Our governance framework supports independent oversight and accountability.

Independent Oversight

- 11 of 13 director nominees are independent
- Lead Independent Director
- All independent key committees
- Regular executive sessions of independent directors
- Mandatory retirement age

Accountability

- Annual election of all directors
- Majority voting in uncontested elections
- Annual Board and committee evaluations
- Annual advisory vote on executive compensation
- Stock ownership guidelines and stock retention policy
- Over-boarding policy

Our governance framework is based on the key governance documents listed below, each of which is reviewed by the Board at least annually, except for the Bylaws (as defined below) and certificate of incorporation, which are reviewed periodically:

- Amended and Restated Bylaws (the "Bylaws")
- Amended and Restated Certificate of Incorporation
- The Guidelines
- Charters of the Audit Committee, Compensation Committee, Finance Committee and Governance Committee
- Code of Conduct
- Code of Business Conduct and Ethics for Directors
- Code of Ethical Conduct for CEO and Senior Financial Officers.

Copies of these documents are available on our website, www.westrock.com, or upon written request sent to our Corporate Secretary. The information on our website is not part of this Proxy Statement.

BOARD COMPOSITION

The Board consists of 13 directors, six of whom previously served on the RockTenn board of directors prior to the Combination, six of whom previously served on the MeadWestvaco board of directors prior to the Combination and one director (Ms. Arnold) nominated for election to the Board who has not previously stood for election to the Board by our stockholders.

We believe that the strength and continuity of the Board has been instrumental in the development of our business strategy, repositioning our business portfolio and realizing significant synergies and business improvements from the Combination.



Director Independence

Under the Guidelines and the corporate governance listing standards of the NYSE (the “NYSE Standards”), the Board must consist of a majority of independent directors. The Board annually reviews director independence under standards set forth in the Guidelines. The Board has affirmatively determined that all director nominees, other than Messrs. Luke and Voorhees, are independent. Mr. Luke is not independent because he was an employee of MeadWestvaco immediately prior to the effective date of the Combination. Mr. Voorhees is not independent because he is an employee of WestRock.

In the normal course of business, we purchase products and services from many suppliers and we sell products and services to many customers. In some cases, these transactions occur with companies with which Board members have relationships as directors or executive officers. Board members also have relationships as directors or executive officers with companies that hold or held our securities. For example, the Board considered the amount of payments received by us from McCormick & Company in the last three years (Mr. Wilson served as an executive officer of McCormick in the last three years) and a lease of office space for Bradley Currey, the retired chairman and CEO of RockTenn and the father of Board member Russell Currey. The Board determined these relationships were not material (individually or collectively) for purposes of its affirmative determinations of director independence.

Director Nomination Process

The Governance Committee is responsible for evaluating and recommending candidates for the Board. After completing its evaluation of candidates, the Governance Committee presents its recommendations to the Board for consideration and approval.

Candidates recommended to Governance Committee → **Governance Committee considers candidates’ qualifications** → **Governance Committee recommends candidates to Board** → **Board determines nominees for election**

The Governance Committee periodically assesses the Board to ensure that it has the right mix of experience, qualifications and skills. To facilitate these assessments, the Governance Committee has developed a matrix to assess each director’s level of experience in certain areas that we consider important in light of our current business strategy and structure. A list of the skills and experiences appearing in the matrix most recently used by the Governance Committee, along with an indication of how many of the director nominees possess each particular skill or experience, appears on page 9. The directors’ biographies (beginning on page 10) note each director’s relevant experience, qualifications and skills.

The Governance Committee also periodically assesses the appropriate size of the Board and any vacancies on the Board that are expected due to retirement or otherwise. If no vacancies are anticipated, the Governance Committee considers the qualifications of incumbent directors. If vacancies arise or are anticipated, it considers various potential director candidates. Candidates may come to the attention of the Governance Committee through current directors, professional search firms and advisors or other persons, including our stockholders. While nominations for director candidates are closed for the Annual Meeting, to nominate a candidate for next year’s annual meeting of stockholders, a stockholder must deliver or mail its nomination submission to WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, Attention: Corporate Secretary in accordance with the timing requirements set forth under the Bylaws as specified in “Other Important Information — Stockholder Proposals or Director Nominations for 2020 Annual Meeting”.

Governance Highlight

Colleen Arnold was appointed to the Board in July 2018. Her appointment demonstrates the Board’s commitment to refreshment with independent nominees possessing the right perspectives and experience to promote our near- and long-term strategy.

This year, one director (Ms. Arnold) is nominated for election to the Board who has not previously stood for election to the Board by our stockholders. Ms. Arnold was identified by a consultant that was assisting the Board with Board refreshment and was appointed to the Board on July 26, 2018. The Governance Committee evaluates potential candidates against the standards and qualifications set forth in the Guidelines, as well as other relevant factors it deems appropriate. In addition, each candidate must:

- Be free of conflicts of interest and other legal and ethical issues that would interfere with the proper performance of the responsibilities of a director (recognizing that some directors may also be executive officers of the Company).
- Be committed to discharging directors’ duties in accordance with the Guidelines and applicable law.
- Be willing and able to devote sufficient time and energy to carrying out the director’s duties effectively and be committed to serving on the Board for an extended period of time.
- Have sufficient experience to enable the director to meaningfully participate in deliberations of the Board and one or more of its committees, and to otherwise fulfill the director’s duties.

The table below lists the skills and experiences that we consider important in light of our current business strategy and structure, along with the number of director nominees who have the particular skill or experience.

Skill/Experience	# of Directors
Global Business Experience to help oversee the management of our global operations.	**10 of 13**
Mergers & Acquisitions Experience to provide insight into developing and implementing strategies for growing our businesses.	**11 of 13**
Financial Expertise to help drive our operating and financial performance.	**9 of 13**
Other Public Company CEO Experience to help us drive business strategy, growth and performance.	**7 of 13**
Other Public Company Board Experience to help us oversee an ever-changing mix of strategic, operational and compliance-related matters.	**11 of 13**
Capital Allocation Experience to help us allocate capital efficiently.	**11 of 13**
Paper and Packaging Experience to help us deepen our understanding of the markets within which we compete.	**5 of 13**
Manufacturing Experience to help us drive operating performance.	**10 of 13**
Senior Executive Experience to assist us in analyzing, shaping and overseeing the execution of important operational and policy issues.	**13 of 13**
Technology Experience to assist us as we seek to identify, understand and respond to the impact of technology on our long-term success.	**3 of 13**
Consumer Markets Experience to assist us to better understand and anticipate our customers' needs and the changing dynamics of our industry.	**6 of 13**
Enterprise Risk Management Experience to assist us in our oversight and understanding of significant areas of risk to the enterprise and in implementing appropriate policies and procedures to effectively manage risk.	**11 of 13**
Financial Experience as a CFO or CAO to help us oversee and continuously improve our financial reporting processes.	**3 of 13**

The Board does not have a specific diversity policy. The Board strives to select candidates for Board membership who represent a mix of diverse experience, background and thought at policy-making levels that are relevant to our activities, as well as other characteristics that will contribute to the overall ability of the Board to perform its duties and meet changing conditions.

Board Refreshment

We recognize the importance of Board refreshment being evaluated on an ongoing basis in the context of our business strategy. The Governance Committee regularly considers the composition of the Board and how its members change over time. In fiscal 2017, the Governance Committee engaged a consultant to provide advisory services related to board refreshment. The consultant interviewed all then current-directors to capture their perspectives on the composition and culture of the Board, and to seek their views on the skills and experience needed on the Board in the coming years. In July 2018, the Board announced the appointment of Colleen Arnold.

The Board has established a retirement age for directors. Directors must retire when they reach age 72, provided a director may continue to serve until the next annual or special meeting of stockholders at which the director is to be elected after he or she reaches age 72 and, on an exceptional basis, the Board may extend a director's term for a limited period of time.

The Board has not established term limits because it believes that, on balance, term limits would sacrifice the contribution of directors who have been able to develop increasing insight into our strategy and operations over a period of time. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending his or her nomination for an additional term. Also, a director who has a significant change in full-time job responsibilities must submit a letter of resignation resigning from the Board, which allows the Board to review the continued appropriateness of the director's membership on the Board under the circumstances.

We recently amended our Guidelines to further institutionalize board refreshment within our corporate governance framework. To ensure that the Board continues to evolve in a manner that serves our changing business and strategic needs, going forward the Governance Committee will evaluate whether incumbent directors collectively possess the requisite skills and perspective before recommending a slate of incumbent directors for re-nomination.

Succession Planning

The Board is responsible for overseeing and annually reviewing leadership development and assessment initiatives, as well as short- and long-term succession plans for our CEO and senior management. As part of an ongoing leadership succession planning process and working closely with our CEO and Chief Human Resources Officer, the Board regularly reviews our talent strategy to ensure that it supports our business strategy. Succession plans for executive officers are reviewed by the Board at least annually, and successor candidates are identified with input from the CEO.

In fiscal 2018, the Board used the annual talent evaluation process established by the Governance Committee to oversee CEO succession planning. This process includes reviewing our internal talent pipeline and external benchmarking. As part of this process, the CEO meets annually in executive session with the full Board to review our internal talent pipeline.

Majority Voting Standard in Uncontested Elections

Our directors are elected by a majority of the votes cast for them in uncontested elections. If a director does not receive a greater number of "for" votes than "against" votes, then the director must tender his or her resignation to the Board. The Board then determines whether to accept the resignation. Our directors are elected by a plurality vote standard in contested elections.

Over-Boarding Policy

Our directors may not serve on more than four other public company boards, and a director who serves as a CEO must limit his or her other public company directorships to two. None of our director nominees serves on more than three other public company boards.

Director Nominees

After evaluating each director and the composition of the Board, the Governance Committee recommended all of the current directors for election. If elected, each of the 13 nominees will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted as recommended by the Board to elect substitute nominees recommended by the Board or the Board may allow the vacancy created to remain open until such time as it is filled by the Board, or the Board may determine not to elect substitute nominees and may instead determine to reduce the size of the Board.

Information about the nominees, including information concerning their qualifications for office, is set forth below.

COLLEEN F. ARNOLD

Age: 61

Director Since: 2018

Independent

Board Committees:

- Audit
- Finance

Other public company boards:

- Cardinal Health, Inc.

Other public company boards within 5 years:

- None

Background:
Ms. Arnold has served as a director of the Company since July 2018. She served as senior vice president, sales and distribution for International Business Machines Corporation ("IBM") from 2014 to 2016. Prior to that, Ms. Arnold held a number of senior positions with IBM from 1998 to 2014, including senior vice president, application management services, IBM Global Business Services; general manager of GBS Strategy, Global Consulting Services, Global Industries and Global Application Services; general manager, Europe; general manager, Australia and New Zealand Global Services; and chief executive officer of Global Services Australia.

Key Qualifications and Skills:
Ms. Arnold's experience serving in a number of senior roles with a large, global technology company provides her with global business experience, senior executive experience, consumer markets experience and technology experience.

TIMOTHY J. BERNLOHR

Age: 59

Director Since: 2015

Independent

Board Committees:
- Compensation (Chair)
- Executive
- Governance

Other public company boards:
- Atlas Air Worldwide Holdings, Inc.
- International Seaways
- Skyline Champion Corp.

Other public company boards within 5 years:
- Cash Store Financial Services Inc.
- RockTenn
- Chemtura Corp.
- Overseas Shipholding Group, Inc.

Background:
Mr. Bernlohr served as a director of Smurfit-Stone Container Corporation ("Smurfit-Stone") from 2010 until it was acquired by RockTenn in 2011, and he served as a director of RockTenn from 2011 until the effective date of the Combination when he became a director of the Company. Mr. Bernlohr is the managing member of TJB Management Consulting, LLC, a consultant to businesses in transformation and a provider of interim executive management and strategic planning services. From 1997 to 2005, he served in various executive capacities, including as president and CEO, at RBX Industries, Inc. Prior to joining RBX Industries, Mr. Bernlohr spent 16 years in various management positions with Armstrong World Industries, Inc.

Key Qualifications and Skills:
Mr. Bernlohr's experience as a strategic consultant, a director of various publicly traded companies and as the CEO of an international manufacturing company provides him with broad corporate strategy and general business knowledge.

J. POWELL BROWN

Age: 51

Director Since: 2015

Independent

Board Committees:
- Audit
- Finance

Other public company boards:
- Brown & Brown, Inc.

Other public company boards within 5 years:
- RockTenn

Background:
Mr. Brown served as a director of RockTenn from 2010 until the effective date of the Combination when he became a director of the Company. He has served as president of Brown & Brown, Inc. since 2007 and as CEO since 2009. Mr. Brown previously served as a regional executive vice president of the company. From 2006 to 2009, he served on the board of directors of SunTrust Bank/ Central Florida, a commercial bank and subsidiary of SunTrust Banks, Inc.

Key Qualifications and Skills:
Mr. Brown's experience as a CEO of a publicly traded insurance services company provides him with broad experience and knowledge of risk management and loss minimization and mitigation, as well as perspective on leadership of publicly traded companies.

MICHAEL E. CAMPBELL

Age: 71

Director Since: 2015

Independent

Board Committees:
- Compensation
- Governance

Other public company boards:
- None

Other public company boards within 5 years:
- MeadWestvaco

Background:
Mr. Campbell served as a director of MeadWestvaco from 2001 and its lead independent director from 2007, in each case, until the effective date of the Combination when he became a director of the Company. He served as chairman, president and CEO of Arch Chemicals, Inc. from 1999 to 2011. Mr. Campbell previously served as an executive vice president of Olin Corporation. He was elected chair of the Board of the American Chemistry Council and, subsequently, chair of the Board of the National Association of Manufacturing. President George W. Bush appointed Mr. Campbell to the Advisory Council for Trade Policy and Negotiations, and he was reappointed to the Council by President Barack Obama.

Key Qualifications and Skills:
Mr. Campbell's background, experience and judgment as a CEO of a publicly traded manufacturing company provide him with leadership, business and governance skills, and experience with mergers and acquisitions, as well as public policy issues.

TERRELL K. CREWS

Age: 63

Director Since: 2015

Independent

Board Committees:

- Audit
- Finance

Other public company boards:

- Hormel Foods Corporation
- Archer Daniels Midland Company

Other public company boards within 5 years:

- RockTenn

Background:
Mr. Crews served as a director of Smurfit-Stone from 2010 until it was acquired by RockTenn in 2011, and he served as a director of RockTenn from 2011 until the effective date of the Combination when he became a director of the Company. Mr. Crews served as executive vice president and CFO of Monsanto Company from 2000 to 2009, and as the CEO of Monsanto's vegetable business from 2008 to 2009.

Key Qualifications and Skills:
Mr. Crews' experience as a CFO and executive of a publicly traded company and as a director of other public companies provides him with broad business knowledge and in-depth experience in complex financial matters.

RUSSELL M. CURREY

Age: 57

Director Since: 2015

Independent

Board Committees:

- Audit
- Finance

Other public company boards:

- None

Other public company boards within 5 years:

- RockTenn

Background:
Mr. Currey served as a director of RockTenn from 2003 until the effective date of the Combination when he became a director of the Company. He has served as the president of Boxwood Capital, LLC, a private investment company, since 2013. Mr. Currey worked for RockTenn from 1983 to 2008, and served as executive vice president and general manager of its corrugated packaging division from 2003 to 2008.

Key Qualifications and Skills:
Mr. Currey's experience with RockTenn in a number of leadership roles over a period of 32 years provides him with substantial knowledge of our industry, business and customers.

JOHN A. LUKE

Age: 70

Director Since: 2015

Non-Executive Chairman

Board Committees

- Executive

Other public company boards:

- Timken Company
- Dominion Energy Midstream Partners, L.P.

Other public company boards within 5 years:

- MeadWestvaco
- The Bank of New York Mellon Corporation

Background:
Mr. Luke served as chairman and CEO of MeadWestvaco from 2002 until the effective date of the Combination when he became a director and the Non-Executive Chairman. He spent 36 years with MeadWestvaco and its predecessor company, Westvaco Corporation, serving in a variety of positions. From 1996 to 2002, Mr. Luke served as chairman, president and CEO of Westvaco. He has served as a director of FM Global, a mutual insurance company, since 1999.

Key Qualifications and Skills:
Mr. Luke's background, experience and judgment, and his unique knowledge and understanding of MeadWestvaco's operations, provide him with valuable leadership, business and governance skills.

GRACIA C. MARTORE

Age: 67

Director Since: 2015

Independent

Board Committees:

- Audit (Chair)
- Compensation
- Executive

Other public company boards:

- United Rentals Inc.
- Omnicom Group Inc.

Other public company boards within 5 years:

- MeadWestvaco
- TEGNA Inc.

Background:
Ms. Martore served as a director of MeadWestvaco from 2012 until the effective date of the Combination when she became a director of the Company. She served as the president and CEO and as a director of TEGNA Inc. (formerly Gannett Co., Inc.) from 2011 to 2017, and she served as president and COO of Gannett from 2010 to 2011. Ms. Martore also served as Gannett's executive vice president and CFO from 2006 to 2010, its senior vice president and CFO from 2003 to 2006 and in various other executive capacities beginning in 1985. She has served as a director of FM Global since 2005, as a director of The Associated Press since 2013 and as a Trustee of Wellesley College since 2016.

Key Qualifications and Skills:
Ms. Martore's background, experience and judgment as CEO and CFO of a publicly traded company provide her with leadership, business, financial and governance skills.

JAMES E. NEVELS

Age: 66

Director Since: 2015

Lead Independent Director

Board Committees:

- Finance
- Governance

Other public company boards:

- First Data Corp.
- Alcoa Corp.

Other public company boards within 5 years:

- MeadWestvaco
- The Hershey Company
- XL Group Ltd.

Background:
Mr. Nevels served as a director of MeadWestvaco from 2014 until the effective date of the Combination when he became a director of the Company. He has served as chairman of The Swarthmore Group, an investment advisory firm, since 1991. Mr. Nevels served as a director of The Hershey Trust Company from 2007 to 2016 and as the lead independent director of The Hershey Company from 2015 to 2017, and he served as chairman of the company from 2009 to 2015. Mr. Nevels also served as a director of the Federal Reserve Bank of Philadelphia from 2010 to 2015 (and as its chairman from 2014 to 2015) and of MMG Insurance Company, a provider of insurance services.

Key Qualifications and Skills:
Mr. Nevels' background and experience as an investment advisor and board member, chairman and lead independent director of public companies provide him with financial expertise and broad knowledge and perspective on the governance and leadership of publicly traded companies.

TIMOTHY H. POWERS

Age: 70

Director Since: 2015

Independent

Board Committees:

- Audit
- Compensation

Other public company boards:

- ITT Corp.

Other public company boards within 5 years:

- Hubbell, Inc.
- MeadWestvaco

Background:
Mr. Powers served as a director of MeadWestvaco from 2006 until the effective date of the Combination when he became a director of the Company. He served as chairman of Hubbell Inc. from 2012 to 2014, as executive chairman, president and CEO from 2004 to 2012, as president and CEO from 2001 to 2004 and as senior vice president and CFO from 1998 to 2001. Mr. Powers is a former director of the National Electrical Manufacturers Association.

Key Qualifications and Skills:
Mr. Powers' background, experience and judgment as a CEO and CFO of a publicly traded manufacturing company provide him with financial expertise and broad leadership, management and governance skills.

STEVEN C. VOORHEES

Age: 64

Director Since: 2015

President and CEO

Board Committees:

- Executive

Other public company boards:

- SunTrust Banks, Inc.

Other public company boards within 5 years:

- RockTenn

Background:
Mr. Voorhees served as a director of RockTenn from 2013 until the effective date of the Combination when he became a director of the Company. He served as RockTenn's CEO from 2013 until the effective date of the Combination when he became our president and CEO. Mr. Voorhees served as RockTenn's executive vice president and CFO from 2000 to 2013, chief administrative officer from 2008 to 2013 and president and COO in 2013.

Key Qualifications and Skills:
Mr. Voorhees' experience with RockTenn and his service as our president and CEO provide him with extensive knowledge of our business, strategy and capabilities. The Board also believes Mr. Voorhees' presence on the Board helps provide a unified focus for management to execute our strategy and business plans.

BETTINA M. WHYTE

Age: 69

Director Since: 2015

Independent

Board Committees:

- Compensation
- Executive
- Governance (Chair)

Other public company boards:

- None

Other public company boards within 5 years:

- Annies, Inc.
- RockTenn
- AGL Resources Inc.

Background:
Ms. Whyte served as a director of RockTenn from 2007 until the effective date of the Combination when she became a director of the Company. She has been the president and owner of Bettina Whyte Consultants, LLC since 2015. Ms. Whyte served as a managing director and senior advisor at Alvarez and Marsal Holdings, LLC, a world-wide business consulting firm, from 2011 to 2015. She has served as an interim CEO and crisis manager of numerous billion dollar corporations and has been instrumental in the debt restructuring of Puerto Rico. Ms. Whyte has served as a director of Amerisure Insurance since 2002, and she serves as a trustee of the National Museum of Wildlife Art of the United States.

Key Qualifications and Skills:
Ms. Whyte's roles in the financial and operational restructuring of complex international and domestic businesses, her service as an executive of numerous troubled multinational public and private companies and her past service as a director of other public companies provide her with broad experience with financial and operational issues, as well as with governance issues.

ALAN D. WILSON

Age: 61

Director Since: 2015

Independent

Board Committees:

- Finance (Chair)
- Governance

Other public company boards:

- T. Rowe Price Group Inc.

Other public company boards within 5 years:

- MeadWestvaco
- McCormick & Company, Inc.

Background:
Mr. Wilson served as a director of MeadWestvaco from 2011 until the effective date of the Combination when he became a director of the Company. He served as chairman of the board of McCormick & Company, Inc. from 2009 to 2017 and he served as its CEO from 2008 to 2016. Mr. Wilson joined McCormick in 1993 and served in a variety of other positions, including as president from 2007 to 2015, president of North American Consumer Products from 2005 to 2006, president of the U.S. Consumer Foods Group from 2003 to 2005 and vice president - sales and marketing for the U.S. Consumer Foods Group from 2001 to 2003.

Key Qualifications and Skills:
Mr. Wilson's background, experience and judgment as CEO of a publicly traded multinational consumer food company provides him with leadership, market expertise, and business and governance skills.

BOARD OPERATIONS

Board Leadership Structure

The Bylaws separate the roles of CEO and Non-Executive Chairman. Mr. Voorhees serves as our president and CEO. In this role, he has general supervision of our business and affairs, and he is recognized as our leader by business partners, employees, stockholders and other parties. Mr. Luke serves as our Non-Executive Chairman. In this role, he provides oversight, direction and leadership to the Board, and facilitates communication among directors and the regular flow of information between management and directors. In addition, the Non-Executive Chairman:

- Serves as the Chair of the Executive Committee

- Presides during Board and stockholder meetings

- Provides input to the Compensation Committee and Governance Committee, as appropriate, with respect to the CEO performance evaluation process, the annual Board performance self-evaluation process and Board succession planning.

Mr. Nevels serves as our Lead Independent Director. The Lead Independent Director is selected from among the directors and serves a one-year term, and no director may serve more than two consecutive terms, unless the Board determines otherwise. The Lead Independent Director:

- Presides during all meetings of the Board at which the Non-Executive Chairman is not present, including executive sessions of the independent directors

- May call meetings of the independent directors

- Serves as a liaison between the Non-Executive Chairman and the independent directors

- If requested by a major stockholder, ensures he or she is available for consultation and direct communication.

The Board believes this leadership structure is the most effective for us at this time because it allows our CEO to focus on running our business and combines a strong Non-Executive Chairman and Lead Independent Director to pursue sound governance practices that benefit the long-term interests of our stockholders.

Stockholder Engagement

Stockholder engagement remains a key pillar of our corporate governance framework. We conduct stockholder outreach throughout the year to ensure management and the Board understand and consider the issues that matter most to our stockholders. We provide regular updates regarding our performance and strategic actions to the investor community, and we participate in numerous investor conferences, one-on-one meetings, earnings calls and educational investor and analyst conversations. We also communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statements, news releases and our website. We believe ongoing engagement with our stockholders allows us to respond effectively to stockholder concerns.

In fiscal 2018, we engaged a third party to conduct interviews of several large stockholders in order to better understand the perceptions of WestRock among the investor community and we are using the insights derived from these interviews to tailor our outreach efforts.

> **Governance Highlight**
>
> We hosted an "Investor Day" in December 2017. Approximately 100 analysts and investors attended in person. We took the opportunity to, among other things, focus on our differentiated business strategy, showcase the depth and talent of our management team and identify long-term financial performance targets.

Board Committees

The Board assigns responsibilities and delegates authority to its committees, and the committees regularly report on their activities and actions to the Board. The Board has determined that all of the members of each committee (other than the Executive Committee) are "independent" within the meaning of the NYSE Standards and the Guidelines and meet any applicable additional committee-specific independence requirements. The purpose and principle responsibilities of each committee are summarized below and set forth in more detail in each committee's (other than the Executive Committee) written charter, which can be found on our website.

AUDIT COMMITTEE

Members:
Gracia C. Martore (Chair)
Colleen F. Arnold
J. Powell Brown
Terrell K. Crews
Russell M. Currey
Timothy H. Powers

Meetings in Fiscal 2018: 7

Attendance Rate: 100%

* All members meet the independence requirements of Rule 10A-3 of the Exchange Act, the NYSE and the Guidelines and are "financially literate" within the meaning of the NYSE Standards. Each of Ms. Martore and Messrs. Crews and Powers is an "audit committee financial expert" within the meaning of SEC regulations.

Purpose:
- Assists the Board in fulfilling its responsibilities with respect to oversight of:
  - the integrity of our financial statements
  - our system of internal control over financial reporting
  - the performance of our internal audit function
  - our system of compliance with legal and regulatory requirements.
- Oversees the independence, qualifications and performance of our independent auditor.

Principal Responsibilities:
- Directly appoints, compensates, retains and oversees the work of our independent auditor.
- Discusses with management policies with respect to risk assessment and risk management.

COMPENSATION COMMITTEE

Members:
Timothy J. Bernlohr (Chair)
Michael E. Campbell
Gracia C. Martore
Timothy H. Powers
Bettina M. Whyte

Meetings in Fiscal 2018: 5

Attendance Rate: 96%

* All members meet the independence requirements of the NYSE, the outside director requirements of the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Guidelines, and qualify as a "non-employee director" for purposes of Rule 16b-3(b)(3)(i) of the Exchange Act.

Purpose:
- Assists the Board in fulfilling its responsibilities with respect to compensation of our executives and non-employee directors and oversight of matters relating to our equity compensation and employee benefits plans.

Principal Responsibilities:
- Sets the overall compensation strategy and compensation policies for our executives and non-employee directors.
- Approves corporate goals/objectives relating to CEO compensation, evaluates our CEO's performance and determines/approves our CEO's compensation level.
- Makes recommendations for compensating our non-employee directors.
- Reviews our incentive compensation arrangements to confirm that incentive pay does not encourage inappropriate risk taking.
- Directly appoints, terminates, compensates and oversees the work of its advisors.

EXECUTIVE COMMITTEE

Members:
John A. Luke (Chair)
Timothy J. Bernlohr
Gracia C. Martore
Steven C. Voorhees
Bettina M. Whyte

Meetings in Fiscal 2018: 0

Principal Responsibilities:
Exercises the authority of the Board in managing our business and affairs; however, it does not have the power to (i) approve, adopt or recommend to our stockholders any action or matter (other than the election or removal of directors) that Delaware law requires to be approved by stockholders or (ii) adopt, amend or repeal the Bylaws.

FINANCE COMMITTEE

Members:
Alan D. Wilson (Chair)
Colleen F. Arnold
J. Powell Brown
Terrell K. Crews
Russell M. Currey
James E. Nevels

Meetings in Fiscal 2018: 5

Attendance Rate: 96%

Purpose
- Assists the Board in fulfilling its responsibilities with respect to overseeing our financial management and resources.

Principal Responsibilities:
- Reviews and recommends capital budgets to the Board for approval.
- Reviews management's assessment of our capital structure, including dividend policies and stock repurchase programs, debt capacity and liquidity.
- Reviews financing and liquidity initiatives proposed by management.

GOVERNANCE COMMITTEE

Members:
Bettina M. Whyte (Chair)
Timothy J. Bernlohr
Michael E. Campbell
James E. Nevels
Alan D. Wilson

Meetings in Fiscal 2018: 5

Attendance Rate: 88%

* All members meet the independence requirements of the NYSE and the Guidelines.

Purpose
- Assists the Board in fulfilling its responsibilities with respect to:
  - identifying and recommending qualified candidates for the Board and its committees
  - overseeing the evaluation of the effectiveness of the Board and its committees
  - reviewing matters on corporate governance, including trends and current practices
  - developing and recommending the Guidelines and other governance policies and procedures.
  - CEO succession
  - Board refreshment

Principal Responsibilities:
- Evaluates and recommends Board candidates.
- Evaluates and recommends changes to the size, composition and structure of the Board and its committees.
- Oversees annual self-evaluation process.

Meeting Attendance

In fiscal 2018, the Board held ten meetings and committees of the Board held a total of 22 meetings. Overall attendance at these meetings was approximately 95%, and each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2018. All of our current directors attended the annual meeting of stockholders held on February 2, 2018.

Meetings of Non-Management Directors and Independent Directors

Our non-management directors meet separately from the other directors in regularly scheduled executive sessions in connection with each Board meeting. These meetings are conducted without the presence of management directors or executive officers, unless the non-management directors request the attendance of one or more members of management. At least once a year, and at such other times as may be scheduled by the Non-Executive Chairman or the Lead Independent Director, the independent directors meet separately from the other directors in executive session.

Evaluations

The Board and each standing committee conducts an annual self-evaluation. The Governance Committee oversees the process and implementation of these self-evaluations. The Governance Committee assesses the process of conducting self-evaluations annually and has used a variety of methods, including written questionnaires, interviews and group discussions. In fiscal 2018:

- Our Non-Executive Chairman and the Chair of the Governance Committee conducted one-on-one interviews with each individual director to assess the performance of the Board committees and individual directors

- The Board discussed its culture and dynamics, including the quality of Board discussion and effectiveness of Board meetings

- The consultant engaged by the Governance Committee to provide advisory services related to board refreshment conducted interviews with each director (other than Ms. Arnold) related to, among other topics, Board effectiveness.

Director Orientation and Continuing Education

New directors participate in an orientation program and receive materials and briefings to acquaint the director with our business, strategies and policies. Following her appointment to the Board in July 2018, Ms. Arnold met with certain of our senior executives to learn more about our business. She also received copies of our governance and strategy-related documents.

Continuing education is provided for all directors through board materials and presentations (including by outside speakers), discussions with management, visits to our facilities and other sources. In fiscal 2018:

- The Board visited manufacturing locations in New Jersey in connection with meetings held near those locations

- The Board arranged for an outside speaker to deliver a presentation on cybersecurity at one of the Board's regularly scheduled meetings. The presentation covered a range of cybersecurity-related topics, including the cybersecurity landscape and cybersecurity risks related to manufacturing companies.

From time to time, certain of our directors may attend programs focused on topics that are relevant to their duties as a director. We reimburse directors for the cost of one third-party continuing education program every other year; however, our directors may be reimbursed for the costs of additional programs with the approval of the Chair of the Governance Committee.

Risk Oversight

The Board provides oversight of our risk management processes. The Board executes its risk oversight function both as a whole and through delegation to its key committees, each of which meets regularly and reports back to the Board. Each key committee's risk oversight responsibilities are summarized below.

While the Board and its committees oversee risk management, management is charged with managing enterprise risks. The Board recognizes that it is neither possible nor desirable to eliminate all risk. Rather, the Board views appropriate risk taking as essential to our long-term success and seeks to understand and oversee critical business risks in the context of our business strategy, the magnitude of the particular risks and the proper allocation of our risk management and mitigation resources.

We have a robust internal control environment that facilitates the identification and management of risks and regular communications with the Board. Our internal audit department conducts a companywide risk assessment that includes interviews and surveys to identify and assess the highest impact risks. The Board and its committees receive regular reports from members of senior management on areas of material risk to us, including operational, financial, strategic, competitive, reputational, legal and regulatory risks, and how those risks are managed. Our general counsel informs each committee and the Board of relevant legal and compliance issues, and each committee has access to outside counsel when it deems it advisable. Each committee also has the authority to engage independent counsel at our expense as it deems necessary to carry out its duties and responsibilities.

Governance Highlight

An outside advisor delivered a presentation to the Board that covered a range of cybersecurity-related topics, including cybersecurity risks related to manufacturing companies.

Given the potential risks associated with cybersecurity, the Audit Committee received updates from our chief information officer on this topic at each regularly scheduled meeting during fiscal 2018.

AUDIT COMMITTEE
- Oversees risk management related to

  - financial statements

  - financial reporting and disclosure processes

  - financial and other internal controls

  - accounting

  - legal/compliance matters

  - information technology

  - cybersecurity.

- Oversees the internal audit function.

- Meets separately on a regular basis with representatives of our independent auditing firm and the head of our internal audit department.

COMPENSATION COMMITTEE
- Oversees risk management related to our compensation philosophy and programs.

- Reviews our incentive compensation arrangements to confirm incentive pay does not encourage inappropriate risk taking.

FINANCE COMMITTEE
- Oversees risk management related to our annual capital budget plans and our capital structure.

- Reviews financing and liquidity initiatives.

GOVERNANCE COMMITTEE
- Oversees risk management related to governance policies and procedures, and board organization and membership.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for setting the overall compensation strategy and policies for our non-employee directors and for recommending to the Board the compensation of non-employee directors. Directors who also serve as employees do not receive payment for service as directors.

In making decisions concerning compensation for non-employee directors, the Compensation Committee considers the director compensation practices of peer companies and whether the recommendations align with the interests of our stockholders. We seek to align total non-employee director compensation with the approximate median of peer group total director compensation.

In fiscal 2018, the compensation consultant to the Compensation Committee analyzed the competitive position of our director compensation program against the peer group used for executive compensation purposes and examined how each element of our director compensation program compared to those for members of the peer group. The compensation consultant's assessment focused on, among other areas, board size and composition, and frequency of meetings; board and committee compensation practices and levels; and total compensation for similarly situated non-employee directors. In addition, the assessment considered certain principles and leading practices identified by the National Association of Corporate Directors. Based on this assessment and in order to more closely align our pay levels to the peer group median, the Compensation Committee recommended to the Board a $5,000 increase in the annual equity award component of director compensation, as well as a $1,500 increase in the retainer paid to the Chair of the Compensation Committee and a $2,500 increase in the retainer paid to the Chair of each of the Governance Committee and Finance Committee. The Board considered and then approved these recommendations.

Compensation for non-employee directors in fiscal 2018 was comprised of the following components:

Component	Compensation ($)
Annual cash retainer	115,000
Annual stock award	135,000
Annual Non-Executive Chairman fee	40,000
Annual Lead Independent Director fee	20,000
Annual Committee Chair fees	
Audit Committee	20,000
Compensation Committee	20,000
Finance Committee; Governance Committee	17,500

Director Compensation for 2018

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Colleen F. Arnold [1]	28,750	67,499	0	96,249
Timothy J. Bernlohr	135,000	135,018	0	270,018
J. Powell Brown	115,000	135,018	0	250,018
Michael E. Campbell	115,000	135,018	0	250,018
Terrell K. Crews	115,000	135,018	0	250,018
Russell M. Currey	115,000	135,018	0	250,018
John A. Luke, Jr.	155,000	135,018	0	290,018
Gracia C. Martore	135,000	135,018	0	270,018
James E. Nevels	135,000	135,018	0	270,018
Timothy H. Powers	115,000	135,018	0	250,018
Bettina M. Whyte	132,500	135,018	0	267,518
Alan D. Wilson	132,500	135,018	0	267,518

(1) Ms. Arnold joined the Board in July 2018 and her fiscal 2018 compensation was therefore appropriately prorated.

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in fiscal 2018, whether or not such fees were deferred. These fees were paid in connection with the annual cash retainer, the annual Non-Executive Chairman's fee, the annual Lead Independent Director's fee and each Committee Chair annual fee. Ms. Arnold joined the Board in July 2018 and, in fiscal 2018, received one-quarter of the annual cash retainer.

The amounts reported in the Stock Awards column reflect the grant date fair value associated with stock awards made in fiscal 2018, calculated in accordance with the provisions of ASC 718. Our non-employee directors (other than Ms. Arnold) received their annual stock award on February 2, 2018. Each non-employee director received 2,008 restricted shares of Common Stock, or restricted stock units (for directors who elected to defer their equity awards pursuant to the WestRock Company 2016 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan")). See "— Deferred Compensation." The number of shares and units associated with this award was determined by dividing the value of the annual stock award by the closing price of Common Stock as reported on the NYSE on the grant date. Upon Ms. Arnold's appointment to the Board on July 26, 2018, she received a stock award of 1,197 restricted shares of Common Stock approximately equal to one-half of the value of the annual stock award received by other non-employee directors on February 2, 2018. Both the stock award received by Ms. Arnold and the annual stock award received by the other non-employee directors vests on the first anniversary of the grant date.

Deferred Compensation
Non-employee directors may elect annually to defer all of their cash compensation and/or equity award pursuant to the terms of the Deferred Compensation Plan. At the director's option, we credit his or her (i) cash deferred account with the cash compensation he or she elected to defer and (ii) stock unit account for each restricted share of Common Stock that he or she elected to defer. The rights of the director in the balance credited to his or her deferred cash account are vested at all times, whereas rights in the balance of the stock unit account vest in accordance with the vesting schedule for the related restricted Common Stock grants. During fiscal 2018, Messrs. Campbell, Powers and Wilson and Ms. Martore deferred both their cash compensation and equity award, and Ms. Whyte deferred only her equity award.

Director Stock Ownership and Retention Requirements
Each non-employee director is required to own at least the greater of (i) 5,000 shares of Common Stock or (ii) a number of shares of Common Stock having a value of not less than five times the annual cash retainer. In determining compliance with these guidelines, stock ownership includes vested and unvested restricted stock awards and restricted stock units. Directors have five years from the date of their initial election to achieve the targeted level of ownership.

All non-employee directors have either achieved the targeted level of ownership or joined the Board within the last five years.

Our non-employee directors are required to retain 50% of the restricted stock, net of any shares used to satisfy any related tax liability upon vesting, awarded to the individual for a period of two years following the vesting of the restricted stock, or until the individual no longer serves as a director. The retention period does not apply to any shares to the extent the recipient continues to own an amount of Common Stock at least equal to the number of shares required under the preceding sentence, plus a number of shares required to be held under our stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
We require that each executive officer, director and director nominee complete an annual questionnaire and report all transactions since the beginning of the last fiscal year that exceed $120,000 in which we were a participant and in which those persons (or their associates or immediate family members) had or will have a direct or indirect material interest. Management reviews responses to the questionnaires and, if any such transactions are disclosed, the Governance Committee then makes recommendations to the Board with respect to the appropriateness of such transactions. We do not have a formal written policy for approval or ratification of these transactions. Information included in directors' responses to the questionnaires is reviewed annually by the Board for the purpose of assessing independence under the Guidelines, applicable rules and regulations of the SEC and the NYSE Standards, and we review all responses to ensure that any such transactions adhere to the standards set forth above as well as our various codes of conduct. There has not been a transaction during fiscal 2018, and there are no currently proposed transactions, in which we were or are to be a participant, the amount involved exceeds $120,000 and an executive officer, director, director nominee, a beneficial owner of five percent or more of our Common Stock (or any immediate family members of such persons) had or will have a direct or indirect material interest.

COMMUNICATING WITH THE BOARD
Stockholders and other interested parties may communicate with directors (i) by mail at WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328 or (ii) by facsimile at (770) 263-4402. Communications intended specifically for our non-executive chairman and other non-management directors should be marked "Attention: Independent Director Communications," while all other director communications should be marked "Attention: Director Communications." Communications regarding accounting, internal accounting controls or auditing matters may be reported to the Audit Committee using the above address and marking the communication "Attention: Audit Committee Communications." Comments may also be delivered by using our website contact form.

ITEM 2. APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF WRKCO INC., A WHOLLY OWNED SUBSIDIARY OF WESTROCK COMPANY

What am I voting on? The Board is asking our stockholders to approve an amendment to the Amended and Restated Certificate of Incorporation of WRKCo, a wholly owned subsidiary of the Company, to remove a provision that requires the approval of the stockholders of the Company, in addition to the approval of the Company (as sole stockholder of WRKCo), in order for WRKCo Inc. to take certain actions.

Voting Recommendation: FOR the approval of the amendment to the Amended and Restated Certificate of Incorporation of WRKCo Inc. to remove the Pass Through Provision (as defined below)

Vote Required: An affirmative vote requires the majority of shares entitled to vote

On November 2, 2018, the Company completed its acquisition of Kapstone. As part of this transaction, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the "DGCL"), WRKCo (formerly known as WestRock Company) merged with and into a wholly owned subsidiary of Whiskey Holdco, Inc. (now the Company) with WRKCo surviving as a wholly owned subsidiary of the Company.

As was required by Section 251(g) of the DGCL, the current Amended and Restated Certificate of Incorporation of WRKCo (the "WRKCo Charter") contains provisions identical to the Company's Amended and Restated Certificate of Incorporation with the exceptions of the corporate name and that the WRKCo Charter provides that any act or transaction by or involving WRKCo, other than the election or removal of directors, that requires the approval of WRKCo's stockholders (i.e. the Company) will also require the approval of the Company's stockholders by the same vote as is required by the DGCL and the WRKCo Charter (the "Pass-Through Provision"). Absent a provision like the Pass-Through Provision, there is no general requirement under Delaware law that stockholders of a parent entity approve acts or transactions by or involving the parent entity's wholly owned subsidiaries.

The Pass-Through Provision permits stockholders of the Company, a public holding company, to have direct voting rights as to certain matters affecting the Company's subsidiary, WRKCo, that would otherwise only require the approval of the Company, as WRKCo's sole stockholder. This is highly unusual for a public holding company and restricts the Company's flexibility to manage efficiently and effectively its organization under the existing holding company. For example, the Pass-Through Provision would require WRKCo to obtain approval from the Company's stockholders (in addition to obtaining the approval of its sole stockholder, the Company) prior to making amendments to the WRKCo Charter and certain provisions of the Third Amended and Restated Bylaws of WRKCo. The Pass-Through Provision would also require the Company to seek approval from both the Company and the Company's stockholders prior to taking certain intercompany actions, such as a merger of WRKCo with another wholly owned subsidiary of WRKCo. Furthermore, under the DGCL and pursuant to the Pass-Through Provision in WRKCo's Charter, certain corporate acts, such as a conversion from a corporation into a limited liability company (which can facilitate intercompany transactions), would require the unanimous approval of all of the Company's stockholders, in addition to the approval of the Company as the sole stockholder of WRKCo. Obtaining unanimous consent from all of a public corporation's stockholders would be both impractical and unrealistic. Moreover, even for matters not requiring a unanimous vote, scheduling such a vote, whether at a regular annual stockholders meeting or at a special meeting, would delay the completion of the desirable actions and add to their cost. In order to avoid such delay and cost, and to provide maximum flexibility and efficiency under the existing holding company structure, the Company proposes to eliminate the Pass-Through Provision from the WRKCo Charter.

Following the removal of the Pass-Through Provision from the WRKCo Charter, stockholders of the Company will continue to have the voting rights provided to stockholders of a corporation by applicable law. Removing the Pass-Through Provision from the WRKCo Charter would have no effect on the right of stockholders of the Company to vote on matters relating to the Company, such as a merger or consolidation of the Company, a sale of all or substantially all of the Company's assets, amendments to the Company's certificate of incorporation, or any other acts or transactions requiring the approval of the Company's stockholders under applicable law.

The Pass-Through Provision that would be eliminated from the WRKCo Charter by the proposed amendment reads as follows:

Article X

Notwithstanding anything to the contrary in this Certificate of Incorporation, any act or transaction by or involving the Corporation, other than the election or removal of directors, that requires for its adoption under the DGCL or the organizational documents of the Corporation the approval of the stockholders of the Corporation shall, pursuant to subsection 7(i)(A) of Section 251(g) of the DGCL, require, in addition, the approval of the stockholders of WestRock Company (or any successor by merger), by the same vote as is required by the DGCL and/or by the organizational documents of the Corporation.

The Board believes that the removal of the Pass-Through Provision will provide the Company with the flexibility to manage its organization under the holding company structure more efficiently and effectively. The Board therefore seeks approval from the Company's stockholders to amend the WRKCo Charter in order to remove the Pass-Through Provision.

A complete copy of the proposed amendment is attached to this Proxy Statement as Appendix A.

COMPENSATION MATTERS

ITEM 3. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

What am I voting on? The Board is asking our stockholders to approve, on an advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement

Voting Recommendation: FOR the proposal

Vote Required: An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

In accordance with SEC rules, our stockholders are being asked to approve, on an advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement. Last year, more than 98% of the votes cast were in favor of approving the compensation of our NEOs.

Pay-For-Performance

In many ways, fiscal 2018 was a record setting year for WestRock. For example,

- We increased our sales by 10% to $16.3 billion – the highest sales level in our history
- We increased our net cash provided by operating activities by 27%
- We increased our segment EBITDA by 28%.

At the same time, the trading price of our Common Stock fell from $56.73 at the end of fiscal 2017 to $53.44 at the end of fiscal 2018. We believe that the trading price of our Common Stock has been adversely affected by concerns about announcements by certain of our competitors of planned capacity increases in the North American containerboard market. Notwithstanding these impacts, our aggregate total stockholder returns for the past ten, five and three years were 258%, 33% and 26%, respectively.

We maintain a long-term focus when developing our compensation policies and procedures. As described in detail in the Compensation Discussion and Analysis section beginning on page 25, we believe our compensation policies and procedures are competitive, focused on pay-for-performance principles and strongly aligned with the long-term interests of our stockholders. Our executive compensation philosophy is based on the belief that the compensation of our employees, including our NEOs, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. Our objectives include creating a clear path between realized compensation and the successful execution of our business strategy and enhancing each individual executive's performance. We seek to provide an executive compensation package that is driven by our overall financial performance, increased stockholder value, the success of areas of our business directly impacted by the executive's performance and the performance of the individual executive. We view our compensation program as a strategic tool that supports the successful execution of our business strategy.

Our executive compensation program for fiscal 2018 reflects our commitment to pay-for-performance.

- Short-Term Incentives
  - → 100% of our NEOs' goals were tied to Company, segment or unit performance
  - → Achieved 102% of the consolidated EBITDA component because actual results exceeded target performance levels, resulting in a payout of 114% of target
  - → Achieved 89% of the productivity component because actual results fell short of target performance levels, resulting in a payout of 64% of target
  - → Achieved 108% of the Integrated NA Corrugated EBITDA component, resulting in a payout of 152% of target and reflecting the superior results delivered by this business
  - → Achieved 94% of the Integrated Consumer EBITDA component, resulting in a payout of 80% of target because actual results fell short of target performance levels

- Long-Term Incentives

  → 80% of our NEOs' award value is tied to Company performance, including a performance measure based on the achievement of cash flow (as defined below) per share and another based on relative total shareholder return compared to companies included in the S&P 500 Materials Index

  → While each measure's performance will be assessed during the three-year period ending on December 31, 2020, if the measurement period had run from January 1, 2018 and ended on September 30, 2018 the component based on cash flow per share <u>would have paid out at 85%</u> of target and the component based on relative total shareholder return <u>would have paid out at 0%</u>.

Restoration Award to Mr. Voorhees

As disclosed in our 2017 proxy statement and our Form 8-K filed with the SEC on September 28, 2017, and as discussed in greater detail on page 36 under the heading "Restoration Award to Mr. Voorhees", in February 2018, the Compensation Committee approved an award to Mr. Voorhees in order to restore the value to him of returned shares, forfeited shares and cash that he received in respect of fiscal 2014 and 2015 in excess of applicable stock plan limits. Although SEC rules require us to report the value of this award in the summary compensation table of this proxy statement, the award was granted only to ensure Mr. Voorhees received the full amount of the compensation he was granted for his services in fiscal 2014 and 2015. We have therefore included an additional column in our summary compensation table showing Mr. Voorhees' total 2018 compensation, excluding the value of the restoration award, to show the compensation that was actually granted to Mr. Voorhees for his services in fiscal 2018.

Resolution

We believe that our executive compensation program has been instrumental in helping us to achieve our strong historical financial performance, and that the emphasis of the program on pay-for-performance has benefited the Company and our stockholders. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the compensation philosophy, policies and practices described in this Proxy Statement. Our stockholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

> RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers determined by the compensation committee, as described in the Compensation Discussion and Analysis section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.

Because the required vote is advisory, it will not be binding on the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation decisions.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our executive compensation programs and discusses compensation decisions for our NEOs.

EXECUTIVE SUMMARY

We view our executive compensation program as a strategic tool that supports the successful execution of our business strategy.

The Compensation Committee has primary oversight over the design and execution of our executive compensation program. Our executive compensation program is based on a pay-for-performance model – it uses short-term incentives ("STI") and long-term incentives ("LTI") to drive performance and align the interests of our executives with those of our stockholders.

Our executive compensation program for fiscal 2018 reflects our commitment to pay-for-performance. For example, in connection with STI we achieved:

- 102% of the consolidated EBITDA component because actual results exceeded target performance levels, resulting in a payout of 114% of target
- 89% of the productivity component because actual results fell short of of target performance levels, resulting in a payout of 64% of target
- 108% of the Integrated NA Corrugated EBITDA component, resulting in a payout of 152% of target and reflecting the superior results delivered by this business
- Achieved 94% of the Integrated Consumer EBITDA component, resulting in a payout of 80% of target.

We continue to allocate a significant portion of our NEOs' target total compensation to at-risk pay, which aligns with our compensation philosophy of motivating executive officers to achieve overall performance objectives in the short-term and grow our business to create long-term value for our stockholders.

NEOs

Steven C. Voorhees

President and CEO

Ward H. Dickson

Executive Vice President and CFO

James B. Porter III

President, Business Development and Latin America

Robert A. Feeser

President, Consumer Packaging

Jeffrey W. Chalovich

President, Corrugated Packaging

Marc P. Shore

President, Multi Packaging Solutions ("MPS")

COMPENSATION GOVERNANCE AND PRACTICES

Pay-for-Performance

- 100% of STI goals tied to Company/segment/unit performance; 80% of LTI award value tied to Company performance
- 89% of CEO's total 2018 target compensation was at risk; an average of 76% for other NEOs
- No repricing of stock options

Risk Mitigation

- Annual review of compensation plans, policies and practices includes risk assessment
- Anti-hedging/pledging policy
- Clawback provisions
- Stock ownership guidelines and stock retention policy

Program Features

- Independent oversight
- Competitive benchmarking
- Limited perquisites
- No dividend or dividend equivalents paid on unearned equity awards

SAY ON PAY RESULTS

Prior Year Say on Pay Support

98%

At last year's annual meeting of stockholders, more than 98% of the votes cast were in favor of the advisory vote to approve executive compensation. The Compensation Committee took these results into account by continuing to emphasize our pay-for-performance philosophy and utilizing challenging performance measures that provide incentives to deliver value to our stockholders.

COMPENSATION HIGHLIGHTS

We made several enhancements to the annual performance bonus component of our 2018 executive compensation program to further align the program with our business strategies and the long-term interests of our stockholders.



What We Did	Why We Did It
• Increased the weighting of the consolidated EBITDA and segment and unit-level EBITDA goals [1]	• To maximize the focus on EBITDA over the long-term in order to drive stockholder value
• Eliminated use of the annual customer engagement survey	• To allow us to increase the weighting of the consolidated EBITDA, segment and unit-level EBITDA goals [1]
• Improved the application of the safety modifier determination process	• To allow the Compensation Committee to assess our safety performance holistically and apply negative discretion as appropriate to ensure that our commitment to safety is reflected in our annual performance bonuses

   (1)   Except for Mr. Shore, whose unit-level EBITDA goal decreased in order to accommodate the addition of a productivity goal.

We view our executive compensation program as a strategic tool that supports the successful execution of our business strategy. For fiscal 2018, our business strategy continued to focus on generating EBITDA and free cash flow, and realizing synergy and productivity improvements. Our STI program placed substantial weight on achieving consolidated EBITDA, segment EBITDA, unit EBITDA and productivity goals – for example, 100% of the goals for our CEO and CFO were based on the achievement of consolidated EBITDA and productivity goals. Similarly, our LTI program placed substantial weight on generating cash flow – 50% of LTI award value was based on a cash flow per share measure. See "– Compensation Elements – Annual Performance Bonus (STI) – Performance Goals" and "– Compensation Elements – Long-Term Incentives (LTI) – Performance-Based Restricted Stock" for more information.

For fiscal 2018, the target levels for the consolidated EBITDA and synergies and performance improvements components of our STI program were $2,895 million and $268 million, respectively. In fiscal 2018, we generated consolidated EBITDA of $2,956 million and realized $239 million of year-over-year productivity improvements. We achieved 102% of target for the awards tied to consolidated EBITDA because our actual results exceeded target performance levels, and we achieved 89% of target for the awards tied to productivity because our actual results fell short of target performance levels. For the awards tied to Integrated NA Corrugated EBITDA, we achieved 108% of target, reflecting the superior results delivered by this business in 2018. For the awards tied to Integrated Consumer EBITDA, we achieved 94% of target.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW
Philosophy and Objectives
Our executive compensation philosophy is based on the belief that the compensation of our employees, including our NEOs, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. We seek to provide an executive compensation package that is driven by our overall financial performance, increased stockholder value, the success of areas of our business directly impacted by the executive's performance and the executive's leadership. Core principles of our executive compensation program include:

- Overall compensation must be competitive relative to other comparable organizations in order to attract and retain superior executives.

- A substantial portion of target total direct compensation should be linked to variable, at-risk pay.

- LTI should be used in addition to STI to encourage a focus on long-term strategy and execution.

- Compensation should reflect an employee's level of responsibility and contribution, and the greater the responsibility, the greater the share of an employee's compensation that should be at-risk with respect to performance.

- Equity compensation should be used in addition to cash compensation to align our executives' and stockholders' interests.

Pay-for-Performance

Our executive compensation program is based on a pay-for-performance model. In fiscal 2018, 100% of our NEOs' STI goals and 80% of our NEOs' LTI award value were tied to Company, segment or unit performance.

The Compensation Committee structures our NEOs' compensation such that a significant portion is at risk. This allocation of variable target direct compensation aligns with our compensation philosophy of motivating our executive officers to achieve our business objectives in the short term and to grow our business to create long-term value for our stockholders. In fiscal 2018, approximately 89% of targeted total direct compensation for our CEO was at risk, and only 11% of his compensation was fixed, ensuring a strong link between his targeted total direct compensation and our financial and operating results. An average of approximately 76% of targeted total direct compensation for the other NEOs was at risk in fiscal 2018.

CEO Pay Mix [1]	Other NEO Pay Mix



89% Pay at Risk



76% Pay at Risk

■ Base   ■ Bonus   ■ LTI

(1)   Excludes a restoration award to Mr. Voorhees. See "– Compensation Elements – Long-Term Incentives (LTI) – Restoration Award to Mr. Voorhees" for additional information.

Effectiveness

Our aggregate total stockholder returns for the past ten, five and three years were 258%, 33% and 26%, respectively. We believe our executive compensation program has been instrumental in helping us to achieve the strong historical financial performance that has driven these returns.

TOTAL STOCKHOLDER RETURN*



*Cumulative stock price appreciation, plus dividends, with dividends reinvested; adjusted to reflect the separation of our specialty chemicals business (Ingevity) in 2016 and a stock split in 2014. Does not reflect the value associated with the increase in the trading price of Ingevity common stock, which closed at $23.50 on May 2, 2016 and $101.88 on September 28, 2018, the last trading date of our 2018 fiscal year.

ADMINISTRATION

Benchmarking

The Compensation Committee reviews competitive market data from a combination of a specific peer group of companies within the paper and packaging industry, as well as other industries, and various published survey data for similarly sized companies or business units in the "non-durable goods manufacturing" sector. In some cases, these surveys include "all manufacturing" or "general industry" data, when non-durable goods manufacturing categories are not available.

For fiscal 2018, the Compensation Committee selected a peer group based on the recommendation of its compensation consultant, which considered factors such as size as measured by revenue, nature of business, talent market, organizational complexity and location. Compared to the fiscal 2017 peer group, the fiscal 2018 peer group included PPG Industries Inc., Avery Dennison Corp. and LyondellBasell Industries NV – which were added to expand the peer group sample size and bring its median revenue into better alignment with our revenue – and excluded Sealed Air Corporation and Alcoa, Inc. – which were removed due to a lack of alignment from a revenue perspective and a lack of fit following a spin-off transaction completed by Alcoa, respectively.

The Compensation Committee uses the competitive market data regarding base salary, STI and LTI to evaluate overall compensation levels in light of practices at companies that we compete with for talent, and seeks to ensure that compensation levels do not deviate significantly from the market median, but does not target a specific level of compensation.

The following summarizes the Compensation Committee's approach to the various components of executive compensation for our NEOs relative to the competitive market data for executive talent discussed above:

Fiscal 2018 Peer Group
3M Company
Avery Dennison Corp.
Ball Corporation
Crown Holdings, Inc.
The Goodyear Tire & Rubber Company
International Paper Company
Kimberly-Clark Corporation
LyondellBasell Industries NV
Nucor Corporation
Owens-Illinois Inc.
Packaging Corporation of America
PPG Industries Inc.
United States Steel Corporation
Weyerhaeuser Company

- Base salary — Salaries are determined based on the executive's responsibilities, performance, experience and the Compensation Committee's judgment regarding competitive requirements and internal equity. Salaries are individually determined and range broadly among our senior executives.

- STI — STI opportunities are determined based on the executive's individual responsibilities and experience, and are individually set for each executive after reviewing market data. Bonus opportunities range broadly among our executives.

While the Compensation Committee reviews competitive market data regarding the various components of compensation for each NEO and certain other executives, the primary data point used to assess executive compensation is target total direct compensation. Target total direct compensation is comprised of target total cash compensation (base salary and target STI opportunity), plus target LTI award value. The Compensation Committee has a bias to deliver more performance-based pay, particularly LTI, to deliver competitive pay.

Role of the Compensation Consultant

The Compensation Committee has sole discretion to retain and obtain the advice of a compensation consultant, and is directly responsible for the appointment, termination, compensation and oversight of the work of the compensation consultant. The Compensation Committee retains a compensation consultant to provide objective analysis, advice and information (including competitive market data and compensation recommendations) to the Compensation Committee. The compensation consultant reports to the Chair of the Compensation Committee and has direct access to other Compensation Committee members. The compensation consultant attends all significant meetings of the Compensation Committee and meets with the Compensation Committee in person in executive sessions without management present.

For fiscal 2018, the Compensation Committee retained Korn Ferry Hay Group ("Korn Ferry") to serve as its compensation consultant through August 2018, at which time the Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian"). The Committee engaged Meridian after completing a request for proposal involving multiple firms. In connection with engaging both Korn Ferry and Meridian, the Compensation Committee requested and received letters from each firm addressing its independence in light of the standards embodied in SEC rules and NYSE listing standards. The Compensation Committee took into account these considerations, along with other factors relevant to the firms' independence from management, and concluded that each firm was independent and the engagement of each firm would not raise any conflict of interest.

Role of Management

The Compensation Committee considers input from our CEO in making determinations regarding our overall executive compensation program and the individual compensation of our senior executives, other than our CEO. As part of the annual planning process, our CEO develops targets for our annual bonus program and presents them to the Compensation Committee for consideration. Based on performance appraisals and information regarding competitive market practices provided by the independent compensation consultant, our CEO recommends base salary adjustments, STI opportunities and LTI levels for our senior executives, other than our CEO. In addition, each year, our CEO presents to the Compensation Committee and the directors his evaluation of each senior executive's contributions and performance over the past year, strengths and development needs and actions. He also reviews succession plans for each senior executive.

Setting Compensation Levels

After taking into account advice and recommendations from our CEO and the independent compensation consultant, the Compensation Committee determines what changes, if any, should be made to the executive compensation program and sets the level of compensation for each senior executive with respect to each element of the compensation program. In setting these levels, the Compensation Committee reviews a detailed analysis of each senior executive's annual total direct compensation and the value of benefits under our retirement plans, including with respect to competitive market data, and reviews compensation tally sheets for our most senior executives that set forth each element of the executives' compensation and benefits.

COMPENSATION ELEMENTS

We provide a combination of pay elements and benefits to accomplish our executive compensation objectives. STI focus on the performance goals we believe drive stockholder value and for which our executives are responsible. LTI are equity based and include a combination of performance-based restricted stock and time-based restricted stock. We believe LTI are critical in aligning our executives' and stockholders' interests, and creating an effective retention measure. Together, we believe that these incentives focus our executives on making decisions that will benefit our stockholders and the price of our Common Stock over the long term.

Our executive compensation program generally includes the following primary components: base salary, STI, LTI and retirement benefits.

Factors	Base Salary	Annual Performance Bonus (STI)	Performance-Based Restricted Stock (LTI)	Time-Based Restricted Stock (LTI)
Form of Compensation	Cash		Equity	
	Fixed	Performance-Based	Performance-Based	Time-Based
Performance Timing	Short-Term Emphasis		Long-Term Emphasis	
Measurement Period	Annual and Ongoing	1 year	Vests at end of 3-year period	Vests at end of 3-year period
Key Performance Metrics Applicable	—	EBITDA and Productivity	Cash Flow Per Share; Relative Total Shareholder Return; Stock Price	Stock Price
Determination of Performance-Based Payouts	—	Formulaic with Negative Discretion (Safety)	Formulaic with Negative Discretion	—

Base Salary

Base salary is designed to provide competitive levels of compensation to executives based on their responsibilities, performance and experience. No specific formula is applied to determine the weight of each of these factors. We pay base salaries because they provide a basic level of compensation and are necessary to recruit and retain executives. At lower executive levels, base salaries represent a larger portion of total compensation in accordance with our pay philosophy. At more senior executive levels, a greater portion of overall compensation is progressively replaced with variable compensation opportunities. The Compensation Committee has historically followed a policy of primarily using performance bonus awards, rather than base salary increases, to reward outstanding performance. Base salary levels are also important because we generally tie the amount of STI and LTI opportunities and a substantial portion of our retirement benefits to a percentage of each executive's base salary.

The year-over-year salary change for Mr. Chalovich was made to recognize the continued growth and profitability of the Corrugated Packaging segment. In making the change, the Compensation Committee evaluated compensation data for similarly sized manufacturing businesses to ensure that Mr. Chalovich's compensation remained competitive.

The salary change for Mr. Porter reflects an approximate 20% reduction in his workload and hours in fiscal 2018, compared to fiscal 2017.

NEO	Percentage Increase (%)	2018 Annual Base Salary ($)
Steven C. Voorhees	3.4	1,200,000
Ward H. Dickson	4.8	650,000
James B. Porter III	(20.0)	628,000
Robert A. Feeser	4.2	625,000
Jeffrey W. Chalovich	8.3	650,000
Marc P. Shore	3.3	775,000

Annual Performance Bonus (STI)

Our annual executive bonus program is designed to motivate senior executives and reward the achievement of specific performance goals that support our business strategy. Annual bonus goals are established for each of the executives who participates in the program, including each NEO. Consistent with our philosophy of paying for performance, our NEOs' performance-based compensation rises and falls with our overall achievement of the performance goals. The size of the target annual executive bonus program opportunities is designed to provide competitive levels of compensation to executives based upon their experience, duties and scope of responsibilities. Target awards are based on a percentage of the executive's base salary.

The amount actually paid to an executive under the annual executive bonus program is a function of the following variables:

- The executive's target bonus opportunity
- The goals established by the Compensation Committee for the executive
- For each goal, the attainment of minimum achievement levels (threshold), capped by maximum achievement levels, and the Compensation Committee's determination of the extent to which the executive's goals were met.

Awards earned under the annual executive bonus program are contingent upon continued employment through the end of the fiscal year (which is our performance period) and are subject to the discretion of the Compensation Committee (based on safety performance) to reduce the payout.

Performance Goals

For fiscal 2018, the primary performance goals for each of our NEOs were EBITDA results and productivity results.

EBITDA Results

The Compensation Committee again assigned the greatest weighting to the consolidated EBITDA goal and, for fiscal 2018, increased the weighting of this goal for all NEOs because it believes maximizing consolidated EBITDA will drive stockholder value over the long term.

For STI purposes in calculating our consolidated EBITDA performance and the EBITDA performance of our Brazil business, our Integrated Consumer segment, our Integrated NA Corrugated Packaging business and MPS, EBITDA is generally calculated as operating income adjusted to exclude the impact of depreciation and amortization; costs of discontinued operations or closed plants; certain severance costs; last in, first out inventory valuation expense; acquisition inventory step-up; expenses from certain litigation; extraordinary items; asset impairment charges; pension expense resulting from proactive management of our pension liability; expenses or income from conforming accounting policies or income statement impact from M&A; new accounting; pronouncements, cumulative effect of accounting changes and prior period accounting errors.

To reflect our acquisition of Plymouth Packaging in January 2018, we adjusted certain STI target goals upwards, so that executives would not be unfairly advantaged by the acquisition – e.g., Consolidated EBITDA increased from $2,884,800,000 to $2,895,400,000 and target Integrated NA Corrugated EBITDA increased from $1,645,900,000 to $1,656,500,000.

EBITDA Measure	Target (in 000s of $)	Actual (in 000s of $)
Consolidated	2,895,400	2,955,800
Brazil [(1)]	363,700	424,000
Integrated Consumer	1,075,300	1,009,200
Integrated NA Corrugated	1,656,500	1,784,700
Multi Packaging Solutions	293,300	259,100

(1) Performance benchmark is presented in local currency (Brazilian Real).

Productivity Results

For fiscal 2018, the Compensation Committee maintained the weighting of the productivity goal for all NEOs because it believes realizing productivity improvements will help us achieve our synergy and performance improvement goals. We believe that our executive compensation program's focus on productivity since the Combination has played a positive role in achieving our $1 billion synergy and performance improvement goal. For STI purposes, the productivity goals are measured based on realized improvements. For fiscal 2018, the target opportunity for year-over-year productivity improvements was $268 million and we realized $239 million of improvements, resulting in awards that were lower than the target opportunity for this component of our NEOs' bonuses.

Safety Modifier

We place a high value and emphasis on safety. For fiscal 2018, management evaluated safety results based on the following factors: OSHA recordable incident rate; lost work days; life changing events; year-over-year improvements; and proactive safety activities. If safety results failed to meet certain predetermined performance objectives (e.g., a 5% improvement in the OSHA recordable incident rate and the lost work days measure), then the Compensation Committee had discretion to reduce STI payouts by up to 10%. We made solid improvements in our safety performance in the majority of our businesses in fiscal 2018; however, the safety performance of certain businesses worsened and, as a result, the Compensation Committee reduced STI payouts at the Company level by 1%. Each of our NEOs was impacted by this reduction.

The fiscal 2018 bonus goals for Messrs. Voorhees and Dickson were based exclusively on consolidated Company measures because their positions had a substantial impact on the achievement of those measures. The fiscal 2018 bonus goals for Messrs. Porter, Feeser, Chalovich and Shore were based on a combination of consolidated Company measures (i.e. EBITDA and productivity) and measures focused on the results of the businesses they oversaw (Brazil EBITDA for Mr. Porter, Integrated Consumer Packaging Segment EBITDA for Mr. Feeser, Integrated North American Corrugated Packaging EBITDA for Mr. Chalovich and MPS EBITDA for Mr. Shore). Each NEO's target bonus amount was set at a percentage of his base salary, with payouts of 50% and 200% of that amount for threshold and maximum performance, respectively. Performance below threshold for a particular measure would result in no payout for that measure.

For fiscal 2018, **Mr. Voorhees** was eligible to earn a maximum cash bonus of 300% of his fiscal year base salary to the extent we achieved our safety goals and each of the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	75	2,461,100	2,895,400	3,329,700
Productivity (Realized) – Consolidated Company	25	227,800	268,000	339,600

For fiscal 2018, **Mr. Dickson** was eligible to earn a maximum cash bonus of 200% of his fiscal year base salary to the extent we achieved our safety goals and each of the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	75	2,461,100	2,895,400	3,329,700
Productivity (Realized) – Consolidated Company	25	227,800	268,000	339,600

For fiscal 2018, **Mr. Porter** was eligible to earn a maximum cash bonus of 200% of his fiscal year base salary to the extent we achieved our safety goals and each of the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	50	2,461,100	2,895,400	3,329,700
EBITDA – Brazil [1]	25	309,200	363,700	418,300
Productivity (Realized) – Consolidated Company	25	227,800	268,000	339,600

(1) Performance benchmarks are presented in local currency (Brazilian Real).

For fiscal 2018, **Mr. Feeser** was eligible to earn a maximum cash bonus of 200% of his fiscal year base salary to the extent we achieved our safety goals and each of the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	40	2,461,100	2,895,400	3,329,700
EBITDA – Integrated Consumer Segment	35	914,000	1,075,300	1,236,600
Productivity (Realized) – Consolidated Company	25	227,800	268,000	339,600

For fiscal 2018, **Mr. Chalovich** was eligible to earn a maximum cash bonus of 200% of his fiscal year base salary to the extent we achieved our safety goals and each of the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	40	2,461,100	2,895,400	3,329,700
EBITDA – Integrated NA Corrugated Packaging	35	1,325,200	1,656,500	1,904,900
Productivity (Realized) – Consolidated Company	25	227,800	268,000	339,600

For fiscal 2018, **Mr. Shore** was eligible to earn a maximum cash bonus of 200% of his fiscal year base salary to the extent we achieved our safety goals and each of the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	40	2,461,100	2,895,400	3,329,700
EBITDA – MPS	50	249,300	293,300	337,300
Productivity (Realized) – Consolidated Company	10	227,800	268,000	339,600

The Compensation Committee sets performance goals and related performance benchmarks at the beginning of each fiscal year, and as needed to account for changes in the Company after considering management's recommendations, the confidential business plan and the budget for that fiscal year. The Compensation Committee sets the required performance benchmark to achieve a maximum payout for a particular performance goal at ambitious levels that the Compensation Committee believes can only be attained when applicable results are exceptional and justify the higher award payments.

Potential bonus payouts under the STI plan are determined by modifying the executive's target bonus amount, which is set as a percentage of the executive's base salary at the end of the fiscal year, based on the relative weightings of the performance benchmarks and the level at which they are achieved against the target values. The failure to achieve at least a threshold performance benchmark with respect to a particular bonus goal will result in no payout for that portion of the bonus. Achievement at or in excess of the maximum performance benchmark with respect to a particular bonus goal will result in a maximum payout for that bonus goal. The achievement in excess of the threshold performance benchmark with respect to a particular bonus goal, but at a level below the maximum performance benchmark, will result in a payout based on straight-line linear interpolation for that bonus goal between the relevant benchmarks. The potential payout is then subject to a negative modification of up to 10%, based on the level at which we have achieved our safety objectives for the fiscal year.

Performance-Based Payouts

The Compensation Committee is responsible for assessing actual performance relative to performance benchmarks for each goal and, in doing so, determines and certifies the amount of any final bonus payout. For fiscal 2018, the Compensation Committee determined and certified that the NEOs achieved performance benchmarks and safety objectives resulting in the total executive bonus payout in dollars and as a percentage of target at the end of the fiscal year as set forth below. The range of potential payouts were 40% of target at threshold performance (assuming the greatest possible reduction on the safety modifier) to 200% of target at maximum performance for the CEO and each other NEO.

NEO	Actual 2018 Executive Bonus Payout ($)	Actual 2018 Executive Bonus (% of Target)
Steven C. Voorhees	1,807,214	100
Ward H. Dickson	652,605	100
James B. Porter III	772,047	123
Robert A. Feeser	555,808	89
Jeffrey W. Chalovich	723,390	111
Marc P. Shore	610,488	79

Long-Term Incentives (LTI)

We emphasize long-term variable compensation at the senior executive level over short-term variable compensation because of our desire to reward effective long-term management decision-making and our desire to attract and retain executives who have the potential to positively impact our long-term profitability. LTI awards are designed to allow us to focus attention on the successful execution of our long-term business strategy and providing future returns to our stockholders.

For fiscal 2018, LTI awards consisted primarily of performance-based restricted stock (80% of the award value) – subject to either a cash flow per share measure (50% of the total award value) or a relative total shareholder return measure (30% of the total award value) – and time-based restricted stock (20% of the total award value). We believe that the combination of performance-based restricted stock with time-based restricted stock creates a strong at-risk LTI portfolio that provides optimal alignment among our stock price performance, our management team's long-term execution of our strategic plan and the LTI amounts actually realized by our executives.

Timing

While the Compensation Committee may grant LTI awards at any time, it generally approves awards for executives at its January or February meeting each year, except for awards related to promotions, new hires or acquisitions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or as of a pre-determined future date based on a date of hire. Grants approved by unanimous written consent become effective and are priced as of a pre-determined future date.

Performance-Based Restricted Stock

Performance-based restricted stock is designed to incentivize and retain our executives by offering them the opportunity to receive shares of Common Stock upon achieving pre-determined performance criteria. The performance-based restricted stock awards include a service condition and a performance condition. In fiscal 2018, we utilized two performance conditions: one based on our achievement of specified cash flow per share and another based on our achievement of specified relative total shareholder return. In each case, performance will be assessed during the three-year period beginning January 1, 2018 and ending on December 31, 2020.

For the cash flow per share-based awards, subject to the satisfaction of the applicable service requirement, the actual number of shares that will vest pursuant to the grants made on February 1, 2018 will be a percentage of the respective target awards based on our defined cash flow per share as follows:

Cash Flow Per Share ($)	Percent of Target Award (%)
>8.06	200
6.20	100
4.34	50
< 4.34	0

Awards for performance between these goal levels will be interpolated on a linear basis; provided performance in excess of the maximum goal level will not result in vesting in excess of 200% of the target award.

The $6.20 cash flow per share target utilized for 2018 grants was 15% higher than the target utilized for 2017 grants.

"Cash flow per share" is calculated as our "cash flow", divided by three, divided by the average of the "diluted weighted average shares outstanding" during the 12 quarters in the period beginning January 1, 2018 and ending December 31, 2020. The term "cash flow" means our "net cash provided by operating activities," as set forth in our statements of cash flow during the period beginning on January 1, 2018 and ending December 31, 2020; minus the actual amount of "capital expenditures" up to $3.21 billion (excluding expenditures for certain key specified capital projects) (and any amount over $3.21 billion in the discretion of the Compensation Committee), as set forth in our statements of cash flow during the period beginning January 1, 2018 and ending December 31, 2020; plus the sum of all cash sources included in the "investing activities" section of our statements of cash flow during the period beginning January 1, 2018 and ending December 31, 2020, but excluding any cash acquired in a merger (provided that the Compensation Committee may limit cash sources to $100 million in any year); plus the after-tax impact of any merger, acquisition and divestiture-related integration and restructuring costs; plus any payments made in connection with the cash settlement of any opening balance sheet liabilities related to costs of mergers and acquisitions recorded on the books of the acquired or merged entities; plus 32.3% (or our actual ownership percentage, if different than 32.3%) of the net income of our joint venture with Grupo Gondi; plus the after-tax impact of any cash payments relating to any multi-employer pension plan, other than normal pension contributions; plus any cash tax consequences arising from the prepayment of the Plum Creek Timber Note Holdings notes receivable or notes payable; plus any cash payments made in connection with certain claims and litigation.

For the relative total shareholder return-based awards, subject to the satisfaction of the applicable service requirement, the actual number of shares that will vest pursuant to the grants made on February 1, 2018 will be a percentage of the respective target awards based on our relative total shareholder return (as defined below) as follows:

Relative Total Shareholder Return	Percent of Target Award (%)
> 75th percentile	200
50th percentile	100
30th percentile	50
< 30th percentile	0

Awards for performance between these goal levels will be interpolated on a linear basis; provided performance in excess of the maximum goal level will not result in vesting in excess of 200% of the target award. Payouts under this performance measure are capped at target if our total shareholder return is negative over the performance period.

"Total Shareholder Return" is calculated using the average of our Common Stock price for the 20 trading days prior to the start and end of the January 1, 2018 through December 31, 2020 performance period (i.e. the 20-day periods ending on December 31, 2017 for the initial period and on December 31, 2020 for the ending period) compared to the common stock price of companies included in the S&P 500 Materials Index using an identical calculation, provided that in all cases, dividends paid to stockholders during the performance period will be calculated in the results as a reinvestment on the ex-dividend date closing price.

The performance-based restricted stock granted in fiscal 2018 is scheduled to vest on February 1, 2021 and provides for (i) dividend equivalent rights to be credited to the recipient prior to vesting on only the earned number of shares, (ii) early vesting in the event of a termination following a change in control, (iii) pro rata vesting upon retirement in certain circumstances and (iv) no voting rights prior to vesting.

Stock Options
Stock options are granted at fair market value, and have a three-year vesting period and a 10-year term. Although stock options have been awarded in the past, the Compensation Committee did not award them in either fiscal 2018 or fiscal 2017.

Time-Based Restricted Stock
For fiscal 2018, 20% of target LTI compensation value was awarded in the form of time-based restricted stock to encourage executive retention. The Compensation Committee approves a dollar value for these awards and recipient is granted a number of shares of restricted stock equal to that value. The economic value calculated for each award is based on the grant date stock price of our Common Stock. The time-based restricted stock typically vests on the third anniversary of the grant date and provides for (i) dividend equivalent rights to be credited to the recipient prior to vesting on only the earned number of shares, (ii) early vesting in the event of a termination following a change in control, (iii) pro rata vesting upon retirement in certain circumstances and (iv) no voting rights prior to vesting.

Restoration Award to Mr. Voorhees

As reported in our Form 8-K filed with the SEC on September 28, 2017, in September 2017:

- Mr. Voorhees returned 20,588 shares of Common Stock, representing the number of shares awarded, as part of a long-term incentive grant made to him in January 2014, in excess of the then applicable grant limit, net of 18,967 shares that had been withheld to satisfy applicable taxes when the performance-based award vested, plus $24,706 representing cash dividends received on the 20,588 shares of vested stock and

- An incentive stock grant made to Mr. Voorhees in August 2015 was reduced by 50,326 unvested shares, representing the number of shares awarded in excess of the grant limit under the applicable plan.

As previously disclosed in our 8-K filed on September 28, 2017, at the time these shares were returned/forfeited, the Compensation Committee contemplated restoring their value, based on actual performance achieved under both grants, since the shares represented appropriate incentives intended to be provided to Mr. Voorhees in each of 2014 and 2015 (and were reported in the Summary Compensation Table Stock Awards column and related compensation tables for each of those years). As such, on February 2, 2018, the Compensation Committee approved an award to Mr. Voorhees of 96,092 shares of Common Stock, restoring the value of his returned shares and his forfeited shares (based on actual performance achieved) and returned cash dividends. Because the returned and forfeited shares and returned cash dividends would all have vested prior to the date of the award, the Compensation Committee determined that the shares subject to the award should vest upon grant.

Fiscal 2018 LTI Awards

The Compensation Committee made the following LTI grants to our NEOs in fiscal 2018.

NEO	Performance Shares (Target Award) – Number of Restricted Shares (#)	Restoration Award for Mr. Voorhees (#)	Time-Based Restricted Stock – Number of Shares (#)
Steven C. Voorhees	94,150	96,092	23,535
Ward H. Dickson	17,655	N/A	4,415
James B. Porter III	19,710	N/A	4,925
Robert A. Feeser	15,090	N/A	3,770
Jeffrey W. Chalovich	15,090	N/A	3,770
Marc P. Shore	18,105	N/A	4,525

2015 Performance-Based Restricted Stock Payout

We utilized a cash flow per share performance measure in connection with the stock awards made on August 5, 2015. Pursuant to the terms of the awards, we were required to generate cash flow per share (as defined above) of $4.30 to earn a target payout. In February 2018, the Compensation Committee approved a payout at 103.7%, reflecting cash flow per share of $4.33 during the performance period.

As previously disclosed, in connection with the Combination the applicable performance conditions for stock awards made by RockTenn (on March 9, 2015) and MeadWestvaco (on February 23, 2015) were deemed satisfied at prescribed levels. On the effective date of the Combination, the shares related to the March 9, 2015 grants were converted to service-based awards at 146.5% and the shares related to the February 23, 2015 grants were converted to service-based awards at 168%.

Retirement Benefits

We provide certain retirement benefits to our NEOs in order to provide a funadamental component of compensation and to attract and retain high quality senior executives. See "— Executive Compensation Tables — Retirement Plans" for more information.

Other Benefits

Perquisites are not a significant element of our executive compensation program. We have reimbursed Mr. Porter with respect to his automobile allowance. We do not reimburse our NEOs for club memberships or provide tax gross-up payments (other than for Mr. Porter with respect to his automobile allowance). Certain perquisites are provided that enable our NEOs to perform their responsibilities more efficiently. For example, Messrs. Voorhees and Porter may use our airplanes for business and limited personal use. This perquisite helps keep them more secure, ensures their quick availability for Company matters and permits them to work on Company business without distractions. We believe that the benefit to us of providing this perquisite outweighs the costs to the Company.

OTHER COMPENSATION PRACTICES AND POLICIES

Consideration of Risk in Compensation Policies

Our compensation plans, policies and practices are designed to implement our compensation philosophy of motivating our executive officers to achieve our business objectives in the short term and to grow our business to create long-term value for our stockholders.   As part of our annual review of our compensation plans, policies and practices, we conduct a risk assessment to ensure that such plans, policies and practices are not encouraging undue risk taking. In addition, we utilize a mix of performance measures, so that undue emphasis is not placed on one particular measure, and employ different types of compensation to provide value over the short- and long-term.

Officer Stock Ownership and Retention Requirements

Certain of our executives, including our NEOs, are expected to meet or exceed specified levels of Common Stock ownership in order to align their interests with those of our stockholders. The Board has established the following ownership guidelines:

Position	Target Ownership
Chief Executive Officer	6 times base salary
Other Designated Executives	3 times base salary

In determining compliance with these guidelines, stock ownership includes shares owned outright, vested or unvested stock grants, stock unit grants or deferred stock units, and shares held in trust for the benefit of the individual. Executives have five years from the date of their designation to achieve the targeted level of ownership.

All of our NEOs have achieved the targeted level of ownership.

Certain of our executives, including our NEOs, are required to retain 50% of the restricted stock awarded to the individual, net of any shares used to satisfy any related tax liability upon vesting, for a period of two years following the vesting of the restricted stock or until the individual no longer serves as an employee. The retention period does not apply to any shares to the extent the recipient continues to own an amount of Common Stock at least equal to the amount of shares required under the preceding sentence, plus the amount of shares required to be held under our stock ownership guidelines.

Anti-Hedging/Anti-Pledging Policy

We maintain a policy that prohibits our directors and officers who are subject to the reporting requirements of Section 16 of the Exchange Act, members of our leadership team and other designated employees from (i) holding Common Stock in margin accounts, (ii) pledging Common Stock as collateral for a loan, (iii) trading in options, warrants, puts, calls or similar instruments on our Common Stock or (iv) short selling Common Stock.

Clawback Provisions

The Compensation Committee has adopted clawback provisions that apply to awards made to our NEOs pursuant to our annual executive bonus program and incentive stock plans that allow us to recapture amounts paid or stock granted to NEOs that vests based upon financial results that we are required to restate at a future date if the Compensation Committee determines that the restatement is based in whole or in part upon any misconduct by an applicable NEO. These provisions require an applicable NEO to pay us an amount of cash or deliver an amount of shares of Common Stock equal to the benefit received by the NEO because of the misstatement of financial results. These provisions apply to misstatements of financial results that are discovered within 24 months after an applicable stock grant has vested or bonus has been paid. The Compensation Committee may adopt changes to the clawback provisions once the SEC issues final rules and the NYSE adopts related listing standards implementing the provisions of the Dodd-Frank Act related to compensation recovery.

Deductibility of Executive Compensation

The Tax Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to its covered executive officers. This limitation previously did not apply to compensation that met the Tax Code requirements for "qualifying performance-based" compensation. Historically, we designed our compensation programs to qualify for this performance-based exception by, for example, establishing performance goals and maximum amounts that could be granted to executive officers. With the passage of the Tax Cuts and Jobs Act of 2017, this exemption has been repealed, effective for taxable years beginning after December 31, 2017, such that we expect that compensation paid to our covered executive officers in excess of $1 million will not be deductible in future fiscal years unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Employment Agreements and Change in Control Agreements

Mr. Porter

We entered into an employment agreement with Mr. Porter in 2015 that superseded an employment agreement with him that we assumed in connection with our acquisition of Southern Container Corp. in 2008. Upon Mr. Porter's termination of employment for any reason, except without "cause" (as defined in the agreement), he will be entitled to receive compensation and benefits accrued through the termination date. In addition, Mr. Porter's outstanding unvested stock options, if any, will vest and become exercisable, and, provided any applicable performance goals under outstanding unvested long-term incentive awards (other than stock options) are satisfied, awards granted in any calendar year prior to the calendar year in which his employment terminates will vest, and he will be vested in a prorated portion of any awards granted in the calendar year in which his employment terminates. If we terminate Mr. Porter's employment at any time for "cause", he will only be entitled to compensation and benefits accrued through the termination date, and he will not be entitled to any other compensation or benefits. Mr. Porter's employment agreement includes a non-compete provision that is applicable for two years following termination and a non-solicitation provision that is applicable for three years following termination.

Mr. Chalovich

We assumed an employment agreement with Mr. Chalovich in connection with our acquisition of Southern Container Corp. in 2008. Pursuant to the agreement, if we terminate Mr. Chalovich without "gross cause" (as defined in the agreement), he will be entitled to receive compensation and benefits accrued through the termination date and to receive salary and paid COBRA continuation for one year, as well as a pro-rated bonus.

Mr. Feeser

We assumed an employment agreement with Mr. Feeser in connection with the Combination that provided for the payment of certain benefits to Mr. Feeser in the event he was terminated by us for other than "cause" or "disability", or Mr. Feeser claimed termination for "good reason" (each as defined in the agreement) through the second anniversary of the Combination, or July 1, 2017. In 2016, we amended Mr. Feeser's employment agreement. In consideration for him terminating his right to claim termination for good reason, we agreed to provide him with a lump sum payment equal to up to three years of additional pension accrual for age and service under the Retirement Restoration Plan and Executive Retirement Plan (each as described in "Compensation Matters – Executive Compensation Tables – Retirement Plans – Retirement Restoration Plan and Executive Retirement Plan") depending on his date of retirement. If he retires after December 31, 2020, he will not receive any additional pension accrual.

Mr. Shore

We entered into an employment agreement with Mr. Shore on January 23, 2017. The agreement became effective on June 6, 2017, the effective date of our acquisition of MPS. Pursuant to the agreement, if we terminate Mr. Shore without "cause" or Mr. Shore terminates his employment for "good reason" (each as defined in the agreement), he will be entitled to receive (i) his salary for 12 months from the date of termination, (ii) a prorated bonus for the year of his termination, (iii) prorated vesting of restricted stock and other long-term incentive awards granted to him by the Company pursuant to his employment agreement and (iv) COBRA continuation coverage for 12 months. Mr. Shore's employment agreement includes a non-compete provision that is applicable for one year following termination and a non-solicitation provision that is applicable for two years following termination.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our annual report on Form 10-K for fiscal 2018.

Timothy J. Bernlohr, Chair
Michael E. Campbell
Gracia C. Martore
Timothy H. Powers
Bettina M. Whyte

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the five independent directors listed above. No member of the Compensation Committee is a current, or during fiscal 2018 was a former, officer or employee of ours or any of our subsidiaries. During fiscal 2018, no member of the Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of related party transactions. In fiscal 2018, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The amounts reported in the following table, including base salary, annual and long-term incentive amounts, benefits and perquisites, are described more fully under "Compensation Matters – Compensation Discussion and Analysis".

Name and Principal Positions	Fiscal Year	Salary ($) [1]	Stock Awards ($) [2] [3]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [5]	All Other Compensation ($) [6]	Total ($)	Total without Restoration Award to Voorhees ($) [7]
Steven C. Voorhees Chief Executive Officer and President	2018	1,190,000	14,795,275	0	1,807,214	0	238,015	18,030,504	11,569,278
	2017	1,151,250	8,027,289	0	1,961,792	0	245,982	11,386,313	11,386,313
	2016	1,125,000	5,624,996	1,406,240	2,034,159	322,434	224,627	10,737,456	10,737,456
Ward H. Dickson Executive Vice President and Chief Financial Officer	2018	642,500	1,562,894	0	652,605	0	97,133	2,955,132	
	2017	612,500	1,485,060	0	699,029	0	98,365	2,894,954	N/A
	2016	585,000	1,362,089	265,492	721,145	0	86,685	3,020,411	
James B. Porter III President, Business Development and Latin America	2018	667,250	1,744,620	0	772,047	0	401,089	3,585,006	
	2017	782,500	2,172,986	0	932,351	0	513,344	4,401,181	N/A
	2016	768,750	1,611,955	403,008	911,763	0	504,329	4,199,805	
Robert A. Feeser President, Consumer Packaging	2018	618,750	1,335,620	0	555,808	562,790	58,728	3,131,696	
	2017	600,000	1,277,630	0	697,905	391,996	59,270	3,026,801	N/A
	2016	558,250	897,551	224,390	475,588	1,084,537	44,817	3,285,133	
Jeffrey W. Chalovich President, Corrugated Packaging	2018	631,250	1,335,620	0	723,390	0	47,616	2,737,876	
	2017	600,000	1,277,630	0	658,982	0	41,225	2,577,837	N/A
	2016	525,375	636,008	159,013	500,104	0	33,615	1,854,115	
Marc P. Shore (8) President, Multi Packaging Solutions	2018	762,500	1,602,581	0	610,488	0	59,274	3,034,843	
	2017	241,346	3,466,067	0	196,854	0	0	3,904,267	N/A

(1) The salary amounts for fiscal 2018 reflect three months of salary at the calendar year 2017 rate in effect on October 1, 2017 and nine months of salary at the calendar year 2018 rate for each NEO other than Messrs. Shore and Chalovich, each of whom received a salary increase effective April 1, 2018.

(2) SEC regulations require us to disclose the aggregate grant date fair value of the award of stock or options measured in dollars and calculated in accordance with ASC 718. For grants of restricted stock and stock units with a cash flow per share measure and/or service condition, as well as other stock awards, the fair value per share is equal to the closing sale price of our Common Stock on the NYSE on the dates of the applicable grants ($66.28 on February 1, 2018). For grants of restricted stock and stock units with a relative total shareholder return measure and a service condition, the fair value was determined using a Monte Carlo simulation ($81.40 on February 1, 2018). Certain grants of restricted stock and stock units made on February 1, 2018 contain a performance condition that may be adjusted from 0-200% of target subject to the level of performance attained. SEC regulations require us to disclose the aggregate fair value at the grant date based upon the probable outcome of these conditions. The amounts shown for the stock awards made on February 1, 2018 are calculated at 100% of target, which was the expected probable outcome of the performance condition at the grant date. Assuming maximum performance, the aggregate fair value of these awards would be as follows: Mr. Voorhees, $18,695,190; Mr. Dickson, $2,294,294; Mr. Porter, $2,560,858; Mr. Feeser, $1,960,640; Mr. Chalovich, $1,960,640; and Mr. Shore, $2,352,539. We disclose the aggregate amount without reduction for assumed forfeitures (as we do for financial reporting purposes).

(3) See "—Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentives (LTI)" for more information about a restoration award to Mr. Voorhees that significantly impacted the value of stock awards disclosed for Mr. Voorhees.

(4) Amounts shown include payments made to our NEOs under our annual executive bonus program. Awards paid under this program for fiscal 2018 were earned in fiscal 2018 and paid in fiscal 2019.

(5) This column shows the increase from September 30, 2017 to September 30, 2018 in the actuarial present value of accumulated benefits for each NEO who participates in a WestRock sponsored pension plan. Mr. Voorhees retains benefits in the Pension Plan (as defined below) (formerly the RockTenn Pension Plan (as defined below)) and SERP (as defined below). Mr. Feeser's benefits are held in the Pension Plan (as defined below) (formerly the MWV Pension Plan (as defined below)), the Retirement Restoration Plan (as defined below) and the Executive Retirement Plan (as defined below) These amounts do not include any above-market or preferential earnings on deferred compensation, as we do not provide above-market or preferential earnings on the deferred compensation of our NEOs. The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosures. Accrued benefits, calculated at their assumed retirement ages of age 65 for Mr. Voorhees and age 62 for Mr. Feeser, were determined as of the end of fiscal 2018 using compensation data through September 30, 2018 and include the bonuses paid for fiscal 2018 after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. The discount rates used as of September 30, 2017 and September 30, 2018 were 4.09% and 4.50%, respectively, for the WestRock Pension Plan, and 3.20% and 3.84%, respectively, for the SERP. The lump sum rates (SERP only) used as of September 30, 2017 and September 30, 2018 were 2.33% and 2.86%, respectively. The lump sum rate for the Retirement Restoration Plan and the Executive Retirement Plan was 4.50%. The lump sum mortality table (SERP only) used was the applicable table under Revenue Ruling 2001-62 (GAR 94). The lump sum mortality table used for the Retirement Restoration Plan and the Executive Retirement Plan was 2017 417(e) PPA Mortality Table. The post-retirement mortality assumptions used as of September 30, 2018 were based on the adjusted Society of Actuaries RP-2014 Annuitant table and a future mortality improvement scale incorporating the Social Security Administration's data and assumptions. The RP-2014 table was adjusted to substitute the Social Security Administration mortality improvement assumptions after 2006 and employ the same overall methodology used to develop the Society of Actuaries' MP-2016 improvement scale, also reflecting white collar life expectancies, and reflecting that WestRock's white collar male and female populations have 110% and 111% higher mortality experience, respectively, than otherwise expected using these assumptions. Messrs. Dickson, Chalovich, Porter and Shore were never eligible for any of these pension benefits. Due to the changes in discount rate and mortality tables, the increase in defined benefit pension values are negative for Mr. Voorhees therefore the total increase in defined benefit pension value is listed as $0. The actual change in the value of the pension benefit was -$3,555 and -$41,113 for the Pension Plan and SERP, respectively.

(6) The amounts shown as "all other compensation" include the following perquisites and personal benefits:

ALL OTHER COMPENSATION TABLE FOR FISCAL 2018

	Steven C. Voorhees	Ward H. Dickson	James B. Porter	Robert A. Feeser	Jeffrey W. Chalovich	Marc P. Shore
Company Contributions to 401(k) Plan, SERP and Individual Retirement Account ($) (A)	224,791	97,133	380,237	58,728	47,616	59,274
Airplane Usage ($) (B)	13,224	0	0	0	0	0
Other ($) (C)	0	0	20,851	0	0	0
Total ($)	238,015	97,133	401,088	58,728	47,616	59,274

(A) The WestRock Company 401(k) Retirement Savings Plan (the "401(k) Plan") provides eligible employees with a matching contribution of 100% of the first 5% of pay they contribute to the plan. In addition, for eligible employees, we contribute 2.5% of their eligible pay at the end of the calendar year. For purposes of the 401(k) Plan, eligible pay is limited by IRS regulation to $275,000 in 2018. Under the SERP, the executives receive a match of 100% of the first 5% of their contributions in excess of the IRS limit of $275,000 and an additional 2.5% of eligible salary in excess of $275,000. Eligible salary includes salary and non-equity incentive compensation. Due to the ongoing pension benefits provided to Mr. Feeser, he is not eligible for the additional 2.5% Company contribution in either plan. Additionally, we contributed designated amounts to Mr. Porter's individual retirement account. Due to Mr. Porter's individual retirement account contributions, he is not eligible for the additional 2.5% Company contribution. Certain amounts disclosed in this row are also disclosed in the table below titled "Nonqualified Deferred Compensation Table". Mr. Shore was eligible to receive the Company match but not the additional 2.5% Company contribution in fiscal 2018.

(B) In accordance with SEC regulations, we report the use of corporate aircraft by our executive officers as a perquisite or other personal benefit unless it is "integrally and directly related" to the performance of the executive's duties. SEC rules require us to report this and other perquisites at our aggregate incremental cost. We estimate our aggregate incremental cost to be equal to our average incremental operating costs, which includes items such as fuel; maintenance; landing fees; trip-related permits; trip-related hangar costs; trip-related meals and supplies; crew expenses during layovers; and any other expenses incurred or accrued based on the number of hours flown. We use this method because we believe, on average, it fairly approximates our incremental cost and because it ensures that some "cost" is allocated to each passenger on each trip. Although Mr. Porter was entitled to make use of the corporate aircraft for limited personal use in fiscal 2018, he did not choose to do so.

(C) For Mr. Porter, this amount includes $12,000 for his automobile allowance and $8,851 for tax gross-up payments related to our payment of this allowance.

(7) In order to show the effect of the restoration award to Mr. Voorhees on total compensation, as determined under applicable SEC rules, we have included an additional column to show Mr. Voorhees' total compensation less this item. The amounts reported in the Total Without Restoration Award to Voorhees column differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Restoration Award to Voorhees represents total compensation, as determined under applicable SEC rules, minus the value of the restoration award to Mr. Voorhees reported in the Stock Awards column. See "—Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI) – Restoration Award to Mr. Voorhees" for more information.

(8) Compensation information for Mr. Shore is provided only for fiscal 2018 and 2017 because he was not a NEO of the Company in fiscal 2016.

GRANTS OF PLAN-BASED AWARDS

The following table provides information as to the grants of plan-based awards to each NEO during fiscal 2018. This includes annual performance bonus awards under our annual executive bonus program – see "— Compensation Discussion and Analysis — Compensation Elements — Annual Performance Bonus (STI)" - and LTI awards - see "— Compensation Discussion and Analysis — Compensation Elements - Long-Term Incentives (LTI)."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock-Based Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven C. Voorhees		900,000	1,800,000	3,600,000					
	2/1/2018				0	0	0	23,535	1,559,900
	2/1/2018				0	94,150	188,300	0	6,774,149
	2/2/2018 (2)				0	0	0	96,092	6,461,226
Ward H. Dickson		325,000	650,000	1,300,000					
	2/1/2018				0	0	0	4,415	292,626
	2/1/2018				0	17,655	35,310	0	1,270,268
James B. Porter		314,000	628,000	1,256,000					
	2/1/2018				0	0	0	4,925	326,429
	2/1/2018				0	19,710	39,420	0	1,418,191
Robert A. Feeser		312,500	625,000	1,250,000					
	2/1/2018				0	0	0	3,770	249,876
	2/1/2018				0	15,090	30,180	0	1,085,744
Jeffrey W. Chalovich		325,000	650,000	1,300,000					
	2/1/2018				0	0	0	3,770	249,876
	2/1/2018				0	15,090	30,180	0	1,085,744
Marc P. Shore		387,500	775,000	1,550,000					
	2/1/2018				0	0	0	4,525	299,917
	2/1/2018				0	18,105	36,210	0	1,302,664

(1)   These columns represent restricted stock grants made to the NEOs under the LTI Plan on February 1, 2018, which vest as described under "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)."

(2)   Reflects a restoration award of shares to Mr. Voorhees that was intended to restore the value of vested shares and dividends he returned and unvested shares he forfeited in fiscal 2017, which represented portions of long-term incentive awards granted to him in 2014 and 2015 that exceeded applicable plan limits in effect at the time of grant. See "—Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentives (LTI)—Restoration Award to Mr. Voorhees" for more information.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes stock-based compensation awards outstanding as of September 30, 2018 and provides information concerning unexercised options, other stock-based awards that have not vested and equity incentive plan awards for each NEO outstanding as of the end of fiscal 2018. Each outstanding award is represented by a separate row which indicates the number of securities underlying the award, including awards that have been transferred other than for value (if any). For option awards, the table discloses the exercise price and the expiration date. For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested. We computed the market value of stock awards by multiplying the closing sale price of our Common Stock at the end of fiscal 2018 by the number of shares of stock or the amount of equity incentive plan awards, respectively. Shares and option exercise prices have been adjusted for the separation of our specialty chemicals business in 2016.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#) [2]	Market Value of Shares of Stock That Have Not Vested ($) [3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#) [4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) [3]
Steven C. Voorhees	21,274	0	0	19.07	1/29/2020				
	15,899	0	0	30.66	2/28/2021				
	2,015	0	0	27.72	7/20/2021				
	26,033	0	0	28.31	2/1/2022				
	20,781	0	0	35.64	1/25/2023				
	47,833	0	0	45.32	1/31/2024				
	7,210	0	0	57.97	1/30/2025				
	65,088	0	0	56.05	1/30/2025				
	130,378	65,189	0	29.80	2/2/2026				
						53,930[5]	2,882,018	421,819	22,542,007
Ward H. Dickson	10,480	0	0	45.32	1/31/2024				
	1,514	0	0	57.97	1/30/2025				
	11,874	0	0	56.05	1/30/2025				
	24,615	12,307	0	29.80	2/2/2026				
						13,706	732,462	79,060	4,224,957
James B. Porter	25,753	0	0	19.07	1/29/2020				
	19,202	0	0	30.66	2/28/2021				
	4,422	0	0	27.72	7/20/2021				
	34,262	0	0	28.31	2/1/2022				
	26,514	0	0	35.64	1/25/2023				
	20,804	0	0	45.32	1/31/2024				
	2,960	0	0	57.97	1/30/2025				
	18,049	0	0	56.05	1/30/2025				
	37,364	18,682	0	29.80	2/2/2026				
						13,120	701,160	111,558	5,961,682

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (# [2]	Market Value of Shares of Stock That Have Not Vested ($) [3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#) [4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($) [3]
Robert A. Feeser [6]	67,755	0	0	9.02	2/23/2019				
	37,895	0	0	23.65	2/22/2020				
	30,677	0	0	29.14	2/28/2021				
	37,747	0	0	31.30	6/25/2022				
	23,014	0	0	38.44	2/25/2023				
	31,956	0	0	41.11	2/24/2024				
	3,165	0	0	62.71	2/23/2025				
	16,650	0	0	56.05	2/23/2025				
	20,804	10,402	0	29.80	2/2/2026				
						8,611	460,158	67,325	3,597,841
Jeffrey W. Chalovich	8,666	0	0	35.64	1/25/2023				
	6,942	0	0	45.32	1/31/2024				
	1,059	0	0	57.97	1/30/2025				
	7,104	0	0	56.05	1/30/2025				
	14,743	7,371	0	29.80	2/2/2026				
						8,611	460,158	57,743	3,085,811
Marc P. Shore [6]						69,986	3,740,061	33,160	1,772,057

(1) Vesting dates of unvested stock option awards are as follows, as of September 30, 2018: Mr. Voorhees — 65,189 on February 2, 2019; Mr. Dickson — 12,307 on February 2, 2019; Mr. Chalovich — 7,371 on February 2, 2019; Mr. Feeser — 10,402 on February 2, 2019; and Mr. Porter — 18,682 on February 2, 2019.

(2) The numbers of shares reported in this column are in respect of awards that are not subject to performance conditions. The vesting dates of unvested stock grants and stock units are as follows: Mr. Voorhees — 29,893 on February 17, 2020 and 24,037 on February 1, 2021; Mr. Dickson — 3,664 on February 2, 2019, 5,533 on February 17, 2020 and 4,509 on February 1, 2021; Mr. Chalovich — 4,760 on February 17, 2020 and 3,851 on February 1, 2021; Mr. Feeser — 4,760 on February 17, 2020 and 3,851 on February 1, 2021; Mr. Porter — 8,090 on February 17, 2020 and 5,030 on February 1, 2021; and Mr. Shore — 14,872 on June 6, 2019, 25,431 on June 30, 2019, 6,521 on August 3, 2019, 14,872 on June 6, 2020, 3,668 on June 7, 2020 and 4,622 on February 1, 2021. Certain grants are entitled to receive dividend equivalent units during the vesting period, which are included in the number of shares disclosed.

(3) Based on the closing sale price of $53.44 for our Common Stock on September 28, 2018, the last trading date of our fiscal year, as reported on the NYSE.

(4) The numbers of shares reported for the restricted stock grants and stock units made on February 1, 2018, February 17, 2017 and February 2, 2016 is based upon us achieving the applicable target market or target performance conditions. In the event that the applicable market or performance conditions are met at target, the vesting dates of unearned and unvested stock grants and stock units are as follows: Mr. Voorhees — 206,079 on February 2, 2019, 119,581 on February 17, 2020 and 96,159 on February 1, 2021; Mr. Dickson — 38,907 on February 2, 2019, 22,121 on February 17, 2020 and 18,032 on February 1, 2021; Mr. Chalovich — 23,301 on February 2, 2019, 19,030 on February 17, 2020 and 15,412 on February 1, 2021; Mr. Feeser — 32,882 on February 2, 2019, 19,031 on February 17, 2020 and 15,412 on February 1, 2021; Mr. Porter — 59,056 on February 2, 2019, 32,372 on February 17, 2020 and 20,130 on February 1, 2021; and Mr. Shore — 14,668 on February 17, 2020 and 18,492 on February 1, 2021. Certain grants are entitled to receive dividend equivalent units during the vesting period, which are included in the number of shares of Common Stock disclosed. The performance conditions for the restricted stock grants and stock units made in fiscal 2018 are described under "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)."

(5) As reported in our current report on Form 8-K filed with the SEC on September 28, 2017, the stock award made to Mr. Voorhees on August 5, 2015 has been reduced by 50,326 unvested shares, representing the number of shares awarded in excess of the grant limit under the applicable stock incentive plan.

(6) Mr. Feeser's awards, other than those granted on February 1, 2018, February 17, 2017, February 2, 2016 and August 5, 2015, were granted by MeadWestvaco but were assumed by WestRock and converted into WestRock awards in connection with the Combination. Mr. Shore's awards, other than those granted on February 1, 2018 and June 7, 2017, were granted by MPS, but were assumed by WestRock and converted into WestRock awards in connection with our acquisition of MPS.

VALUE REALIZED FROM STOCK OPTIONS AND STOCK APPRECIATION AWARDS

The following table provides information concerning exercises of stock options, and vesting of stock, including restricted stock, during fiscal 2018 for each NEO on an aggregated basis. In some cases, this includes the vesting of performance stock, which vested in the most recently completed fiscal year but which was earned in previous years. The table reports the number of securities for which the options were exercised; the aggregate dollar value realized upon exercise of options; the number of shares of stock that have vested; and the aggregate dollar value realized upon vesting of stock.

Option Exercises and Stock Vested Table for Fiscal 2018

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1]	Value Realized on Vesting ($)
Steven C. Voorhees [2]	94,055	4,489,112	146,639	9,906,510
Ward H. Dickson	0	0	22,532	1,532,693
James B. Porter III	14,930	806,668	30,609	2,086,309
Robert A. Feeser	29,972	989,376	16,720	1,105,359
Jeffrey W. Chalovich	16,345	657,109	11,810	804,970
Marc P. Shore	0	0	20,645	1,225,456

(1) Calculated based on the closing sale price of the Common Stock on the vesting date.

(2) See "—Compensation Discussion and Analysis—Compensation Elements—Long-Term Incentives (LTI)—Restoration Award to Mr. Voorhees" for more information about a restoration award to Mr. Voorhees.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information with respect to all of our equity compensation plans as of September 30, 2018:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a) (#)(c)
Equity compensation plans approved by security holders:			
2016 Incentive Stock Plan (1)	1,028,772	29.84	8,028,784
2004 Incentive Stock Plan (1)	935,368	40.30	3,061,555
2005 Performance Incentive Plan (1)	2,282,637	32.85	9,013,270
2016 Employee Stock Purchase Plan	0	0	2,370,001
Equity compensation plans not approved by security holders	0	0	0

(1) Our stockholders approved the LTI Plan on February 2, 2016 and re-approved the LTI Plan on February 2, 2018. We will not make additional grants of awards under either of the 2004 Incentive Stock Plan or the 2005 Performance Incentive Plan.

RETIREMENT PLANS

In addition to the annual and long-term components of our executive compensation program, each NEO participates in Company-sponsored U.S.-based retirement plans. We primarily provide current retirement benefits to our NEOs through the WestRock Company 401(k) Retirement Savings Plan and the WestRock Company Deferred Compensation Plan. In addition:

- Mr. Voorhees has an accrued benefit under each of the Pension Plan and the SERP, which such benefits have been frozen since December 31, 2015 and

- Mr. Feeser's age and service qualified him under a grandfathered provision to receive additional benefit accruals under the Pension Plan until December 31, 2020. However, due to adjustments required to pass non-discrimination testing, Mr. Feeser ceased to accrue benefits under this plan as of September 30, 2016, as set forth in the 2016 amendment to his employment agreement; instead, he will continue to accrue a benefit under the Retirement Restoration Plan and the Executive Retirement Plan until the earlier of December 31, 2020 or his termination.

No employee's compensation for purposes of the Pension Plan or the WestRock Company 401(k) Retirement Savings Plan includes amounts in excess of the compensation limit under the Tax Code, which limit is adjusted periodically for inflation. The limit, as adjusted, was $270,000 for 2017 and $275,000 for 2018.

The following table includes information about each of our retirement plans and indicates which NEOs participate in the plans.

Plan Name	Plan Type	Description	Who Participates
WestRock Company 401(k) Retirement Savings Plan	Savings	This qualified plan provides a matching contribution of 100% of the first 5% of an employee's deferred compensation. Following calendar year end, the Company contributes 2.5% of the participant's calendar year compensation, subject to certain restrictions.	All salaried employees may participate in this plan. In fiscal 2018, all NEOs participated in this plan.
WestRock Company Deferred Compensation Plan	Savings	This non-qualified, unfunded plan allows employees to make elective deferrals or additional deferrals of base salary and bonus compensation above the qualified plan limit. We provide a matching contribution of 100% of the first 5% of the participant's deferred compensation. Following calendar year end, we contribute 2.5% of the participant's calendar year compensation in excess of the qualified compensation limits, subject to certain restrictions.	Certain highly compensated employees, as determined by the Company, may participate in this plan. All NEOs, other than Mr. Chalovich, have elected to make deferrals into this plan. Mr. Porter receives an additional contribution of $320,000 per year to his individual retirement account.
WestRock Company Consolidated Pension Plan (the "Pension Plan")	Pension	This is a qualified pension plan that provides a level of benefits based on the company of origin and may be accrued as a percentage of base salary or a cash bonus arrangement.	Accruals under the plan have been frozen for most employees. Messrs. Voorhees and Feeser have accruals under this plan.
Supplemental Executive Retirement Plan ("SERP")	Pension	This legacy RockTenn plan provides unfunded supplemental retirement benefits that are paid in a lump sum to participants whose employment with the Company is terminated. The Compensation Committee historically determined which employees could participate in the plan, as well as the benefit level for participants.	A limited number of legacy RockTenn executives were eligible to participate in this plan. Mr. Voorhees is the only NEO with an accrual under this plan.
Retirement Restoration Plan	Pension	This legacy MeadWestvaco non-qualified plan mirrors the benefits provided under the Pension Plan. This plan follows the same formulas but recognizes compensation in excess of the limits set forth in the Tax Code.	A limited number of legacy MeadWestvaco employees participate in this plan. Mr. Feeser is the only NEO with an accrual under this plan.
Executive Retirement Plan	Pension	This legacy MeadWestvaco non-qualified supplemental executive retirement plan follows the benefit formula and vesting schedule of the Pension Plan. This plan recognizes additional service equal to .75 years of credited service for each year of actual service completed up to a maximum number of years equal to the participant's age at hire minus 30.	A limited number of legacy MeadWestvaco executives participate in this plan. Mr. Feeser is the only NEO with an accrual under this plan.

The following table illustrates the actuarial present value as of September 30, 2018 of benefits accumulated by the NEOs under the Pension Plan, the SERP, the Executive Retirement Plan and the Retirement Restoration Plan using the methodology required by the SEC pursuant to ASC 715 at the earliest unreduced retirement age under the plan. See "– Retirement Benefits" for more information.

Pension Benefits Table for Fiscal 2018

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) [1]	Payments During Last Fiscal Year ($) [2]
Steven C. Voorhees	Pension Plan	15.25	486,781	0
	SERP	15.25	1,538,835	0
Ward H. Dickson	—	—	—	—
James B. Porter [3]	—	—	—	—
Robert A. Feeser	Pension Plan	29.33	1,232,271	0
	Retirement Restoration Plan	31.33	5,261,417	
	Executive Retirement Plan	31.33	342,027	0
Jeffrey W. Chalovich [3]	—	—	—	—
Marc P. Shore [3]	—	—	—	—

(1) The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 for Mr. Voorhees and age 62 for Mr. Feeser were determined as of the end of the fiscal year using compensation data through September 30 and includes bonuses for fiscal 2018 paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. The discount rates used as of September 30, 2018 were 4.50% (for the Pension Plan), 3.84% (for the SERP) and 4.50% (for the Retirement Restoration Plan). The lump sum rate (SERP only) used as of September 30, 2018 was 2.86%. The lump sum rate for the Retirement Restoration Plan and the Executive Retirement Plan was 4.50%. The lump sum mortality table (SERP only) used as of September 30, 2018 was the applicable table under Revenue Ruling 2001-62 (GAR 94). The lump sum mortality table used for the Retirement Restoration Plan and the Executive Retirement Plan was 2017 417(e) PPA Mortality Table. The post-retirement mortality assumptions used as of September 30, 2018 were based on the adjusted Society of Actuaries RP-2014 Annuitant table and a future mortality improvement scale incorporating the Social Security Administration's data and assumptions. The RP-2014 table was adjusted to substitute the Social Security Administration mortality improvement assumptions after 2006 and employs the same overall methodology used to develop the Society of Actuaries' MP-2016 improvement scale. It also reflects white collar life expectancies and the fact that WestRock's white collar male and female populations have 110% and 111% higher mortality experience, respectively, than otherwise expected using these assumptions.
(2) Due to the changes in discount rate and mortality tables, the increase in defined benefit pension values are negative for Mr. Voorhees; therefore, the total increase in defined benefit pension value is listed as $0. The actual change in the value of the pension benefit was -$3,555 and -$41,113 for the Pension Plan and SERP, respectively.
(3) Messrs. Dickson, Chalovich, Porter and Shore do not participate in the Pension Plan, the SERP, Executive Retirement Plan or the Retirement Restoration Plan.

NONQUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to each nonqualified deferred compensation plan that is a defined contribution plan, also called an individual account plan. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

The column "Executive Contributions in Last Fiscal Year" indicates the aggregate amount contributed to such plans by each NEO during fiscal 2018 taking into account contributions made in fiscal 2019 with respect to fiscal 2018.

The column "Registrant Contributions in Last Fiscal Year" indicates our aggregate contributions on behalf of each named executive officer during fiscal 2018 taking into account contributions made in fiscal 2019 with respect to fiscal 2018. We also make matching contributions or profit sharing contributions to our qualified 401(k) plans, but those plans are tax qualified and, therefore, we do not include our contributions to them in this table. We include our matches to all defined contribution plans in the table titled "All Other Compensation Table" included in footnote 6 of the table titled "Summary Compensation Table" above.

The column "Aggregate Earnings in Last Fiscal Year" indicates the total dollar amount of interest or other earnings accrued during fiscal 2018, including interest and dividends paid at market rates. We pay such amounts to compensate the executive for the deferral, and we do not consider the payment of interest and other earnings at market rates to be compensation.

The column "Aggregate Balance at Last Fiscal Year-End" reports the total balance of the executive's account as of September 30, 2018 taking into account contributions made in fiscal 2019 with respect to fiscal 2018.

Nonqualified Deferred Compensation Table for Fiscal 2018

Name	Executive Contributions in Last Fiscal Year ($) [1][2]	Registrant Contributions in Last Fiscal Year ($) [2][3]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Steven C. Voorhees	149,861	204,166	122,992	0	2,762,736
Ward H. Dickson	207,621	76,508	114,036	0	1,215,647
James B. Porter	66,725	359,612	1,110,795	0	6,950,850
Robert A. Feeser	82,219	44,978	293,774	0	6,107,731
Jeffrey W. Chalovich	0	26,991	29,458	0	315,017
Marc P. Shore	59,118	45,524	891	0	105,533

(1) For fiscal 2018, each NEO was able to defer up to 75% of his salary, and separately, defer up to 75% of his bonus pursuant to the SERP.
(2) These amounts represent contributions earned in respect of fiscal 2018 by the applicable NEO.
(3) Effective January 1, 2016, we began matching an amount equal to 100% of the first 5% of the executive's contribution. Messrs. Voorhees, Dickson and Chalovich receive an additional employer contribution of 2.5% of pay in excess of IRC limits. We make additional contributions on behalf of Mr. Porter under his individual retirement account. Certain amounts disclosed are also disclosed for fiscal 2018 in "All Other Compensation Table" included in footnote 6 of the table titled "Summary Compensation Table". The amounts disclosed in the two tables do not correspond because this table discloses only contributions earned under the SERP in fiscal 2018, and the amounts disclosed for fiscal 2018 in the other table includes contributions earned in fiscal 2018 under the 401(k) Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with a termination of employment, including by resignation, retirement, disability or a constructive termination, or our change in control or a reduction in the NEO's responsibilities. However, in accordance with SEC regulations, we do not report any amount to be provided to a NEO under any arrangement which does not discriminate in scope, terms, or operation in favor of our NEOs and which is available generally to all salaried employees.

Severance

See "—Compensation Discussion and Analysis — Other Compensation Practices and Policies – Employment Agreements and Change in Control Agreements" for information related to severance and change in control payments applicable to Messrs. Chalovich, Feeser, Porter and Shore.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR FISCAL 2018

Name	Benefit	Before Change in Control, Termination w/o Cause ($) [1]	After Change in Control, Termination w/o Cause ($)	Termination With Cause/ Resignation w/o Good Reason ($)	Death or Disability ($)	Change in Control ($)
Steven C. Voorhees	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options (2)	0	1,541,068	0	1,541,068	1,541,068
	Accelerated Vesting of Restricted Stock (3)	0	25,424,025	0	25,424,025	0
	SERP (4)	1,559,947	1,559,947	1,559,947	1,559,947	1,559,947
	Total value:	1,559,947	28,525,040	1,559,947	28,525,040	3,101,015
Ward H. Dickson	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options (2)	0	290,937	0	290,937	290,937
	Accelerated Vesting of Restricted Stock (3)	0	4,957,419	0	4,957,419	0
	Total value:	0	5,248,356	0	5,248,356	290,937

Name	Benefit	Before Change in Control, Termination w/o Cause ($) [1]	After Change in Control, Termination w/o Cause ($)	Termination With Cause/ Resignation w/o Good Reason ($)	Death or Disability ($)	Change in Control ($)
James B. Porter	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options (2)	0	441,642	0	441,642	441,642
	Accelerated Vesting of Restricted Stock (3)	0	6,662,842	0	6,662,842	0
	Total value:	0	7,104,484	0	7,104,484	441.642
Robert A. Feeser	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options (2)	0	245,903	0	245,903	245,903
	Accelerated Vesting of Restricted Stock (3)	0	4,057,999	0	4,057,999	0
	RRP (5)	8,932,742	8,932,742	8,932,742	6,483,025	8,932,742
	Total value:	8,932,742	13,236,644	8,932,742	10,786,927	9,178,645
Jeffrey W. Chalovich	Severance	665,772	665,772	0	0	0
	Accelerated Vesting of Stock Options (2)	0	174,250	0	174,250	174,250
	Accelerated Vesting of Restricted Stock (3)	0	3,545,969	0	3,545,969	0
	Total value:	665,772	4,385,991	0	3,720,219	174,250
Marc P. Shore	Severance	790,517	790,517	0	0	0
	Accelerated Vesting of Stock Options (2)	0	0	0	0	0
	Accelerated Vesting of Restricted Stock (3)	0	5,512,118	0	5,512,118	0
	Total value:	790,517	6,302,635	0	5,512,118	0

(1) The numbers contained in this column contemplate that a change in control had occurred as of September 30, 2018.

(2) The calculation of the value of accelerated vesting of stock options is based upon the closing sale price of $53.44 of our Common Stock on the NYSE on September 28, 2018, the last trading day of our fiscal year for all of our NEOs. The exercise price of the NEOs' stock options used to make these calculations is $29.80 per share of the NEOs' stock options granted on February 2, 2016.

(3) The calculation of the value of accelerated vesting of restricted stock is based on the closing sale price of $53.44 of our Common Stock on the NYSE on September 28, 2018, the last trading day of our fiscal year for all of our NEOs multiplied by the number of shares that would have vested on September 30, 2018 for each NEO upon the occurrence of the specified events. Upon a change in control, the restricted stock awards granted to the NEO in fiscal 2018 will vest as described above in the section titled "- Compensation Discussion and Analysis — Compensation Elements - Long-Term Incentives (LTI)".

(4) The SERP benefit above represents the potential payments from the SERP as of the end of fiscal 2018. These benefit payments were based on the accrued benefits at September 30, 2018 and were converted to lump sum amounts using a rate of 2.86%. Mr. Voorhees is the only NEO who is eligible for the SERP.

(5) Mr. Feeser participates in the Retirement Restoration Plan, which is referred to as "RRP" above, and the Executive Retirement Plan.

CEO PAY RATIO

The compensation of our median employee in fiscal 2018 was $53,553, while the compensation of our CEO, as reported in the Summary Compensation Table, was $18,030,504 (including the restoration equity award described on page 36 under the heading "Restoration Award to Mr. Voorhees"), yielding a CEO pay ratio of 337 times the median. As noted on page 36, the Compensation Committee approved a restoration award to our CEO in fiscal 2018 to address the return and forfeiture of shares, cash and awards by him in fiscal 2017 due to an administrative error with respect to our stock plans. Excluding this restoration award, the compensation of our CEO in fiscal 2018 would have been $11,569,278, yielding a CEO pay ratio of 216 times the median. Our median employee is located in the United States.

To identify our median employee, we identified our total employee population as of August 15, 2018 and, in accordance with SEC rules, excluded the CEO, employees who joined us from acquisitions during the year [1] and all employees from certain countries representing in aggregate less than 5% of our employee base [2], to arrive at the median employee consideration pool. We used the consistently applied compensation measure of gross earnings, which we measured from August 16, 2017 to August 15, 2018. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of August 15, 2018.

(1) We excluded 105 employees from Plymouth Packaging and 57 employees from Catalyst Cards.

(2) These countries and their headcounts as of the sample date were: Belgium (373), Czech Republic (327), Mexico (294), Australia (249), Netherlands (158), Spain (144), Dominican Republic (114), Chile (70), Japan (58), Argentina (54), Austria (29), Hong Kong (18), Korea (17), Thailand (11), South Switzerland (5), Taiwan (5), Italy (4), Malaysia (4), New Zealand (3), Singapore (2), Luxembourg (1) and South Africa (1), for a total of 1,941 employees. As of August 15, 2018, using the methodology required by the rule governing this disclosure, we had approximately 30,800 U.S. employees and approximately 14,200 employees in other countries, for a total of approximately 45,000 employees globally factored into the sample before the country exclusions listed above.

The pay ratio disclosure presented above is a reasonable estimate. Because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our CEO pay ratio disclosure may not be comparable to the pay ratio reported by other companies.

AUDIT MATTERS

ITEM 4. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP

What am I voting on? The Board is asking our stockholders to ratify the Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2019

Voting Recommendation: FOR the ratification of our independent registered public accounting firm

Vote Required: An affirmative vote requires the majority of shares present in person or represented by proxy and entitled to vote

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of six independent directors. The Board has determined that all Audit Committee members are "financially literate" within the meaning of the NYSE Standards and that each of Ms. Martore and Messrs. Crews and Powers qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

The Audit Committee met seven times during fiscal 2018. These meetings included periodic executive sessions with our independent registered public accounting firm, our internal auditor and management. During fiscal 2018, the Audit Committee was updated no less than quarterly on management's process to assess the adequacy of our system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for appointing, compensating, retaining and overseeing our independent auditor. The Audit Committee evaluates the independence, qualifications and performance of our independent auditor each year, and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the auditor and its capabilities, technical expertise and knowledge of our operations. Based on this evaluation, the Audit Committee has retained Ernst & Young LLP as our independent auditor for fiscal 2019 and the Board is recommending that our stockholders ratify this appointment.

EY has served as the Company's or its predecessor's independent auditors since at least 1975, but is unable to determine the specific year during which it was originally engaged. We believe that EY's global capabilities, technical expertise, significant institutional knowledge of our business, quality, candor of communications with the Audit Committee and management, and independence enhance audit quality. The Audit Committee oversees our financial reporting process on behalf of the Board. Management has primary responsibility for establishing and maintaining adequate internal financial controls over financial reporting, for preparing our financial statements and for the public reporting process. Ernst & Young LLP, our independent registered public accounting firm for fiscal 2018, is responsible for expressing opinions that (a) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (b) we maintained, in all material respects, effective internal control over financial reporting as of September 30, 2018.

In this context, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements for the year ended September 30, 2018 with management

- discussed with the independent auditor those matters required to be discussed by auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB")

- received the written disclosures and the letter from the independent auditor as required by applicable requirements of the PCAOB regarding the independent auditor's communication with the Audit Committee concerning independence and has discussed with the independent auditor its independence.

Based on the reviews and discussion described in this report, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the annual report on Form 10-K for the fiscal year ended September 30, 2018 for filing with the SEC.

Gracia C. Martore, Chair	Terrell K. Crews
Colleen F. Arnold	Russell M. Currey
J. Powell Brown	Timothy H. Powers

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents (in thousands of dollars) the aggregate fees billed for (in the case of audit fees) and the aggregate fees billed in (in the case of audit-related fees, tax fees and all other fees) each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP, and its affiliates.

	2018 ($) (4)	2017 ($) (4)
Audit fees (1)	12,662	13,182
Audit-related fees (2)	78	5,131
Tax fees (3)	4,796	5,386
All other fees	–	–
Total fees paid to auditor	17,536	23,699

(1)   Audit fees consist primarily of fees related to professional services rendered for the audit of our annual financial statements included in our Form 10-K and the review of interim financial statements included in our quarterly reports on Form 10-Q, accounting consultations to the extent necessary for Ernst & Young to fulfill its responsibility under generally accepted auditing standards, as well as services in connection with other statutory and regulatory filings.

(2)   Audit-related fees consist of fees related to professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements that are not included in the amounts disclosed as audit fees. For fiscal 2017, these fees primarily related to audit services provided for certain "carve-out" audits related to the sale of our dispensing business, audits required under joint venture agreements and due diligence services.

(3)   Tax fees consist primarily of fees related to professional services rendered for tax compliance, tax advice and transfer pricing services.

(4)   All such audit fees, audit-related fees and tax fees were pre-approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established a policy requiring pre-approval of audit and permissible audit-related and non-audit services to be provided by the independent registered public accounting firm. The following services have been pre-approved:

- work associated with registered or unregistered securities offerings;
- statutory audits, employee benefit plan audits or other financial audit work required for non-U.S. subsidiaries that is not required for the audit under the Exchange Act;
- attest services;
- advice and consultation as to proposed or newly adopted accounting and auditing standards and interpretations, and as to financial accounting and disclosure requirements imposed by the SEC, FASB and other regulatory agencies and professional standard setting bodies;
- assistance and consultation as to questions from us, including comments or inquiries made by the SEC or other regulatory bodies;
- access to EY's internet-based accounting and reporting resources;
- assistance with understanding our internal control review and reporting obligations;
- review of information systems security and controls;
- preparation and/or review of tax returns and related tax services;
- due diligence for potential acquisitions and disposals;
- international tax planning; and
- general federal, state and international tax planning and advice.

All other audit, audit-related and non-audit services must be specifically pre-approved by the Audit Committee or its Chair. Engagements for our annual audit and quarterly reviews required under the Exchange Act are pre-approved annually, and the nature and dollar value of these services are periodically reviewed with the Audit Committee.

The independent registered public accounting firm and management report to the Audit Committee periodically regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that the services are within the limits approved by the Audit Committee.

OTHER IMPORTANT INFORMATION

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table lists information, as of December 7, 2018, about the number of shares of Common Stock beneficially owned by (i) each NEO, (ii) each director and director nominee, (iii) directors and executive officers as a group and (iv) any person known to us to be the beneficial owner of more than 5% of our Common Stock. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name of Beneficial Owner	Total Number of Shares of Common Stock Beneficially Owned (#) [1]	Percent of Outstanding Common Stock (%) [2]
Steven C. Voorhees	1,103,693 [3]	*
Ward H. Dickson	126,645 [4]	*
James B. Porter III	304,497 [5]	*
Robert A. Feeser	280,311 [6]	*
Jeffrey W. Chalovich	92,524 [7]	*
Marc P. Shore	20,407	*
Colleen F. Arnold	0	*
Timothy J. Bernlohr	26,014	*
J. Powell Brown	43,319 [8]	*
Michael E. Campbell	60,337 [9]	*
Terrell K. Crews	25,871	*
Russell M. Currey	788,593 [10]	*
John A. Luke, Jr	1,675,720 [11]	*
Gracia C. Martore	21,435 [12]	*
James E. Nevels	11,599 [13]	*
Timothy H. Powers	49,864 [14]	*
Bettina M. Whyte	48,444 [15]	*
Alan D. Wilson	23,408 [16]	*
All director nominees and executive officers as a group (21 persons including Vicki L. Lostetter, Kelly C. Janzen and Robert B. McIntosh)	5,067,129 [17]	2.0
The Vanguard Group – 23-1945930, 100 Vanguard Blvd., Malvern, PA 19355	27,006,223 [18]	10.6
Capital World Investors, 333 South Hope Street, Los Angeles, CA 90071	26,873,354 [19]	10.5
BlackRock Inc., 55 East 52nd Street, New York, NY 10055	22,882,346 [20]	8.9
J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017	18,026,441 [21]	7.0
FMR LLC, 245 Summer Street, Boston, MA 02210	13,867,120 [22]	5.4

*   Less than 1%.

(1)   Under SEC rules, a person "beneficially owns" securities if that person has or shares the power to vote or dispose of the securities. The person also "beneficially owns" securities that the person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to beneficially own the same securities, and a person may be deemed to beneficially own securities in which he or she has no financial interest. Except as shown in the footnotes to the table, the stockholders named below have the sole power to vote or dispose of the shares shown as beneficially owned by them. See "Compensation Matters – Executive Compensation Tables – Outstanding Equity Awards at Fiscal Year-End" for more information concerning outstanding equity awards to our NEOs and "Board and Governance Matters – Director Compensation" for more information concerning outstanding equity awards to our directors.

(2)   Based on 255,708,046 shares of Common Stock issued and outstanding as of December 7, 2018, plus, for each individual, the number of shares of Common Stock issuable upon exercise of outstanding stock options that are or will become exercisable on or prior to February 5, 2019 (60 days after December 7, 2018).

(3)   Share balance includes 401,700 shares issuable upon exercise of stock options beneficially owned by Mr. Voorhees.

(4)   Share balance includes (i) 3,700 shares of restricted stock beneficially owned by Mr. Dickson that will vest February 2, 2019 and (ii) 60,790 shares issuable upon exercise of stock options beneficially owned by him.

(5)   Share balance includes (i) 208,012 shares issuable upon exercise of stock options beneficially owned by Mr. Porter and (ii) 41,223 shares deemed beneficially owned by Mr. Porter as trustee of a joint trust for the benefit of his wife and him.

(6)   Share balance includes (i) 40,649 shares deemed beneficially owned by Mr. Feeser as trustee of a trust for the benefit of his spouse and (ii) 212,310 shares issuable upon exercise of stock options beneficially owned by him.

(7)   Share balance includes (i) 817 shares held by Mr. Chalovich's spouse and (ii) 45,885 shares issuable upon exercise of stock options beneficially owned by him.

(8)   Share balance includes (i) 27,211 shares held in a joint ownership investment account with Mr. Brown's spouse, (ii) 477 shares held by his son and (iii) 277 shares held by his daughter.

(9)   Share balance includes (i) 48,634 share units representing the same number of shares of Common Stock ("DSUs") beneficially owned by Mr. Campbell and granted under the MeadWestvaco Corporation Compensation Plan for Non Employee Directors and the 2005 Performance Incentive Plan. The rights of each applicable former MeadWestvaco director with respect to these stock units are vested at all times, and distributions of the DSUs are required to be made in Common Stock on the earliest practicable date following the end of the calendar quarter in which the applicable director's membership on the Board is terminated and (ii) 9,444 shares held in the Deferred Compensation Plan.

(10) Share balance includes (i) 185,932 shares beneficially owned by Mr. Currey that are owned by Boxwood Capital, LLC, a limited liability company of which Mr. Currey is the controlling member and president and (ii) 483,625 shares owned by Mr. Currey's father for which Mr. Currey is the proxy agent.

(11) Share balance includes (i) 2,269 shares held by Mr. Luke's spouse, (ii)140,680 shares held in a family trust and (iii) 1,035,328 shares issuable upon exercise of stock options beneficially owned by him.

(12) Share balance includes (i) 10,956 DSUs beneficially owned by Ms. Martore and (ii) 9,444 shares held in the Deferred Compensation Plan.

(13) Share balance includes 2,237 DSUs beneficially owned by Mr. Nevels.

(14) Share balance includes (i) 38,605 DSUs beneficially owned by Mr. Powers and (ii) 9,444 shares held in the Deferred Compensation Plan.

(15) Share balance includes 9,444 shares beneficially owned by Ms. Whyte held in the Deferred Compensation Plan.

(16) Share balance includes (i) 12,929 DSUs beneficially owned by Mr. Wilson and (ii) 9,444 shares held in the Deferred Compensation Plan.

(17) Ms. Lostetter, Ms. Janzen and Mr. McIntosh are executive officers. Share balance includes 2,053,043 shares issuable upon exercise of stock options beneficially owned by our director nominees and executive officers.

(18) Based on a Schedule 13G/A filed on February 9, 2018, Vanguard has sole voting power over 357,817 of these shares, sole dispositive power over 26,585,441 of these shares, shared voting power over 68,448 of these shares and shared dispositive power over 420,782 of these shares.

(19) Based on a Schedule 13G/A filed on November 9, 2018, Capital World Investors has sole voting power over 26,873,354 of these shares and sole dispositive power over 26,873,354 of these shares.

(20) Based on a Schedule 13G/A filed on January 23, 2018, BlackRock has sole voting power over 20,557,871 of these shares and sole dispositive power over 22,882,346 of these shares.

(21) Based on a Schedule 13G/A filed on January 26, 2018, JP Morgan has sole voting power over 16,462,552 of these shares, sole dispositive power over 18,013,427 of these shares and shared dispositive power over 4,498 of these shares.

(22) Based on a Schedule 13G/A filed on February 13, 2018, FMR has sole voting power over 1,500,303 of these shares and sole dispositive power over 13,867,120 of these shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of our records, we believe all reports required to be filed during fiscal 2018 pursuant to Section 16(a) of the Exchange Act were filed on a timely basis, except for Form 4 filings for Messrs. Voorhees and Porter that were filed four days late on February 5, 2018 and Form 4 filings for Mr. McIntosh, our Executive Vice President – General Counsel and Secretary, that were filed four days late on February 5, 2018 and two days late on February 7, 2018, respectively.

ANNUAL REPORT ON FORM 10-K

We will provide without charge, at the written request of any stockholder of record as of the record date, a copy of our annual report on Form 10-K, including the financial statements and financial statement schedule, as filed with the SEC, excluding exhibits. Requests for copies of our Form 10-K should be mailed to: WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, Attention: Corporate Secretary. You may also access a copy of our annual report at www.westrock.com.

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR 2020 ANNUAL MEETING

SEC rules permit stockholders to submit proposals for inclusion in our Proxy Statement and form of proxy if the stockholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act. To be considered for inclusion in next year's Proxy Statement, a stockholder proposal submitted in accordance with Rule 14a-8 must be received by us at our principal executive offices by no later than August 20, 2019.

Our Bylaws provide that any stockholder proposal, including director nominations, that is not submitted for inclusion in next year's Proxy Statement under Rule 14a-8, but is instead sought to be presented directly at next year's annual meeting of stockholders must be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. In each case, the notice must include the information specified in the Bylaws. If the 2020 annual meeting is held more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the seventh day following the day on which public announcement of the date of such meeting is first made by us. Stockholders will vote at the Annual Meeting on the matters summarized in this Proxy Statement.

Accordingly, to submit any such proposal, stockholders must submit the required notice no earlier than the close of business on October 4, 2019 and no later than the close of business on November 3, 2019, except as described above.

The mailing address of our principal executive offices is 1000 Abernathy Road NE, Atlanta, GA 30328. Proposals should be addressed to the attention of the Corporate Secretary.

FREQUENTLY ASKED QUESTIONS REGARDING THE ANNUAL MEETING AND VOTING

When and where is the Annual Meeting?

The Annual Meeting will be held at 9:00 a.m. (local time) on February 1, 2019 at The Westin Atlanta Perimeter North, 7 Concourse Parkway, Atlanta, GA 30328.

What is the purpose of the Annual Meeting?

Stockholders will vote at the Annual Meeting on the matters summarized in this Proxy Statement.

Why am I receiving these proxy materials?

You received these proxy materials because you are a Company stockholder and the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that we are required to provide you under SEC rules and is designed to assist you in voting your shares.

What is included in these proxy materials? What is a Proxy Statement and what is a proxy?

The proxy materials for the Annual Meeting include the Notice of Annual Meeting, this Proxy Statement and our annual report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form. A Proxy Statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote your shares, and that other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. We have designated Mr. Voorhees and Mr. McIntosh as proxies for the Annual Meeting.

What does it mean if I receive more than one notice, proxy materials email or proxy card?

It means you have multiple accounts with brokers and/or our transfer agent. You will need to vote separately with respect to each notice, proxy materials email or proxy card you receive.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Instead of mailing a printed copy of the proxy materials to each stockholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of the proxy materials, you should follow the instructions in the notice for requesting those materials.

Who may vote?

You may vote if you owned Common Stock as of the close of business on December 7, 2018, the record date.

How may I vote?

You may vote by any of the following methods:

- Internet – follow the instructions on your notice, proxy and/or voting instruction card or email notice.
- Phone – follow the instructions on your notice, proxy and/or voting instruction card or email notice.
- Mail – complete sign and return the proxy and/or voting instruction card provided.
- In Person – all registered stockholders may vote in person at the Annual Meeting. Beneficial holders may also vote in person at the Annual Meeting if they have a legal proxy.

When voting on proposals, you may vote "for" or "against" the item or you may abstain from voting. You are not entitled to appraisal or dissenters' rights for any matter being voted on at the Annual Meeting.

Can I change my vote or revoke my proxy after I vote?

You may change your vote at any time before the polls close at the Annual Meeting by:

- voting again by telephone or over the Internet prior to 11:59 p.m., EST, on January 31, 2019,
- giving written notice to our Corporate Secretary,
- delivering a later-dated proxy or
- voting in person at the Annual Meeting.

You may also revoke your proxy before it is voted at the Annual Meeting by using one of the methods listed above.

How many votes am I entitled to?

You are entitled to one vote for each share of Common Stock you own.

What constitutes a quorum at the Annual Meeting, and why is a quorum required?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the record date will constitute a quorum. A quorum of stockholders is necessary to hold a valid meeting.

How many shares of Common Stock were outstanding on the record date?

255,708,046 shares.

What vote is required to approve each proposal?

Proposal	Vote Required	Abstentions	Broker Non-Votes Allowed
1. Election of 13 Directors	Majority of votes cast (for each director)	No effect	No
2. Amendment to Certificate of Incorporation of WRKCo Inc.	Majority of shares entitled to vote	Vote against	No
3. Say on Pay	Majority of shares present in person or represented by proxy and entitled to vote	Vote against	No
4. Ratification of Auditor	Majority of shares present in person or represented by proxy and entitled to vote	Vote against	Yes

Will any other business be conducted at the Annual Meeting?

Management is not aware of any items, other than those referred to in this Proxy Statement, that may properly come before the Annual Meeting.

What is the difference between holding shares as a "registered holder" and as a "beneficial holder"?

These terms describe the manner in which your shares are held. If your shares are registered directly in your name with our transfer agent, you are a registered holder. If your shares are held in the name of a bank, brokerage or other nominee as custodian on your behalf, you are a beneficial holder.

What if I am a beneficial holder and do not give voting instructions to my broker?

As a beneficial holder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote. Proposals #1, #2 and #3 are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial holders. Proposal #4 is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial holders may vote on this proposal in their discretion.

What is householding?

Beneficial holders who share a single address may receive only one copy of the notice or the proxy materials, as the case may be, unless their broker, bank or other nominee has received contrary instructions from any beneficial holder at that address. This is known as householding. If any beneficial holder(s) sharing a single address wishes to discontinue householding and/or receive a separate copy of the notice or the proxy materials, as the case may be, or wish to enroll in householding, they should contact their broker, bank or other nominee directly. Alternatively, if any such beneficial holders wish to receive a separate copy of the proxy materials, we will deliver them promptly upon request either by phone (by dialing 770 448-2193) or in writing (by mailing a request to WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, Attention: Corporate Secretary).

When will the Company announce the voting results?

We will announce preliminary voting results at the Annual Meeting. We will report the final results on our website and in a current report on Form 8-K filed with the SEC.

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APPENDIX A: Proposed Amendment to the Amended and Restated Certificate of Incorporation of WRKCo Inc.

CERTIFICATE OF AMENDMENT
OF AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION OF WRKCO INC.

WRKCo Inc. (the “Corporation”), a corporation organized on March 6, 2015 and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the Corporation’s Amended and Restated Certificate of Incorporation (the “Charter”) is hereby amended by deleting in its entirety Article X of the Charter.

SECOND: That the foregoing amendment was adopted in accordance with Section 242 of the DGCL and the terms of Articles IX and X of the Charter as in effect immediately prior to the effective time of this Certificate of Amendment.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this day of , 2019.

WRKCO INC.

By: ______________________________
Name: Robert B. McIntosh
Title: Executive Vice President, General Counsel and Secretary

   



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